SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(A free translation of the original in Portuguese)

Braskem S.A.

Report of Independent Accountants on Limited

Review of Quarterly Information (ITR)

June 30, 2010

1

Braskem S.A. and its subsidiaries

(A free translation of the original in Portuguese)

Review Report of Independent Accountants

To the Board of Directors and Stockholders

Braskem S.A.

1       We have reviewed the accounting information included in the Quarterly Information (ITR) of Braskem S.A. and subsidiaries (parent company and consolidated) for the quarter ended June 30, 2010, comprising the balance sheets and the statements of operations, of changes in stockholders’ equity and of cash flows, explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company’s management.

2       Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information; and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3              Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of the Quarterly Information, consistent with the standards issued by the Brazilian Securities Commission (CVM).

4       As mentioned in Note 2, the CVM has approved several Pronouncements, Interpretations and Technical Guidance issued by the Brazilian Accounting Pronouncements Committee (CPC) to be effective as from 2010, which altered the accounting practices adopted in Brazil. As permitted by CVM Resolution No. 603/09, the Company’s management has opted to present its Quarterly Information by using the accounting standards adopted in Brazil until December 31, 2009. As required by said Resolution, Note 2 to the Quarterly Information discloses this fact and also provides a description of the main changes that may have an impact on the Company's year-end financial statements, as well as explanations of the reasons that make it impractical to present an estimate of their possible effects on stockholders' equity and results of operations.

5        At June 30, 2010, Braskem S.A. and subsidiaries have an accumulated Value-added Tax on Sales and Services (ICMS) balance recoverable essentially arising from the difference between the rates applicable to incoming and outgoing inputs and products, domestic sales with tax deferral incentive, and export sales. The realization of such credits, which amount to R$ 964,664 thousand at June 30, 2010 (consolidated - R$ 1,419,006 thousand), depends on the successful implementation by Braskem S.A. management of the actions described in Note 9. The Quarterly Information (ITR) of Braskem S.A. and subsidiaries at June 30, 2010 does not include any adjustments relating to the recovery of these credits as a result of their future realization.

6        As described in Note 1(d) to the Quarterly Information (ITR), the Company and its subsidiaries are currently undergoing a business and corporate restructuring process aiming to establish a proper capital structure and have higher profitability, competitiveness and gains of scale. This process has been causing and may still cause economic and/or corporate impacts on the Company and some subsidiaries, and will determine the direction of the development of their operations.

2

Braskem S.A. and its subsidiaries

7        The Quarterly Information (ITR) mentioned in paragraph 1 above also includes comparative accounting information relating to the results of operations for the quarter and six-month period ended June 30, 2009, obtained from the corresponding ITR for that period. The limited review of the Quarterly Information for the quarter ended June 30, 2009 was conducted by other independent auditors who issued an unqualified limited review report dated August 7, 2009, including emphasis of matter paragraphs on: (i) realization of the ICMS balance recoverable; (ii) involvement of Braskem S.A. and merged entities in significant lawsuits that include those related to exemption of payment of social contribution on net income; (iii) recognition of Excise Tax (IPI), credits that were offset against IPI itself and other federal taxes; (iv) restatement of comparative figures relating to the statements of operations and cash flows as a result of changes in accounting practices.

Salvador, August 09, 2010

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Felipe Edmond Ayoub

Accountant CRC 1SP187402/O-4 "S" BA

3

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                         Unaudited

Balance Sheet

		Parent Company		Consolidated

Assets	Note	Jun/2010	Mar/2010	Jun/2010	Mar/2010

Current assets

Cash and cash equivalents	4	2,319,663	1,840,079	3,013,923	2,640,529
Marketable securities	5	440,900	651,233	441,049	651,527
Trade accounts receivable	6	1,376,780	1,649,068	2,469,139	1,721,702
Inventories	7	2,102,360	1,750,814	3,265,151	1,907,836
Taxes recoverable	9	352,696	409,900	671,205	431,199
Deferred income tax and social contribution	18 (b)	52,045	54,546	85,662	57,285
Dividends and interest on capital receivable		3,763	6,920
Prepaid expenses		47,478	8,756	83,154	8,920
Other accounts receivable		152,077	123,376	191,117	130,606

		6,847,762	6,494,692	10,220,400	7,549,604

Non-current assets

Marketable securities	5	17,918	16,499	19,977	18,520
Trade accounts receivable	6	59,331	61,487	60,178	61,927
Inventories	7	28,997	28,997	59,356	28,997
Taxes recoverable	9	1,358,760	1,335,613	1,830,811	1,343,342
Deferred income tax and social contribution	18 (b)	217,214	846,649	368,143	856,010
Judicial deposits and compulsory loans	10	141,925	137,495	165,350	144,862
Related parties	8 (a)	2,251,616	89,568	130,092	109,332
Other accounts receivable		88,595	170,748	99,499	172,190

		4,164,356	2,687,056	2,733,406	2,735,180

Investments in subsidiaries	11	4,003,166	843,058	16,129	3,860
Investments in associated companies	11	25,257	24,150	25,257	24,150
Other investments		6,575	6,575	9,311	7,232
Fixed assets	12	9,845,284	9,841,875	16,210,112	10,028,222
Intangible assets	13	2,977,016	2,338,875	3,542,451	2,333,681
Deferred charges	14	61,016	65,969	279,459	66,581

		21,082,670	15,807,558	22,816,125	15,198,906

Total assets		27,930,432	22,302,250	33,036,525	22,748,510

4

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                         Unaudited

		Parent Company		Consolidated

Liabilities and Shareholders’ Equity	Note	Jun/2010	Mar/2010	Jun/2010	Mar/2010

Current liabilities

Suppliers		4,770,513	4,174,908	5,964,279	4,575,723
Loans and financing	15	930,434	1,086,718	1,286,335	1,049,001
Debentures	16	15,331	312,370	15,331	312,370
Hedge operations	22 (f.3, i, i.b)	13,213	12,745	52,904	57,238
Payroll and payroll charges		192,589	288,337	269,472	298,211
Taxes payable	17	273,645	889,496	457,012	899,727
Dividends and interest on capital payable		1,829	1,829	5,288	1,908
Advances from customers		32,356	54,086	40,120	55,216
Related parties	8 (a)	69,107	68,324
Other accounts payable	19	162,480	143,757	220,905	171,602

		6,461,497	7,032,570	8,311,646	7,420,996
Non-current liabilities
Suppliers		24,797	23,140	24,824	23,168
Loans and financing	15	10,036,027	7,935,295	12,581,859	7,949,120
Debentures	16	500,000	500,000	500,000	500,000
Hedge operations	22 (f.3, i, i.b)	19,267	2,773	60,168	52,330
Taxes recoverable	17	1,250,290	1,231,808	1,395,981	1,238,072
Related parties	8 (a)	11,174	8,568	634
Long-term incentives		12,297	12,166	12,297	12,166
Deferred income tax and social contribution	18 (b)	696,211	742,512	1,007,054	742,527
Private pension plans	26	23,208	23,208	24,058	23,208
Other accounts payable	19	282,332	164,668	387,084	173,405

		12,855,603	10,644,138	15,993,959	10,713,996

Minority interest				129,612

Shareholders’ equity	20
Capital		8,016,667	5,473,181	8,016,667	5,473,181
Capital reserves		765,196	428,575	765,196	428,575
Carrying value adjustments		(90,937)	(79,012)	(90,937)	(79,012)
Cumulative translation adjustment		12,280		12,280
Treasury shares		(11,932)	(11,932)	(11,932)	(11,932)
Accumulated losses			(1,061,871)	(12,024)	(1,073,895)
Loss for the period		(77,942)	(123,399)	(77,942)	(123,399)

		8,613,332	4,625,542	8,601,308	4,613,518

Total liabilities and shareholders’ equity		27,930,432	22,302,250	33,036,525	22,748,510

5

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                                       Unaudited

Statement of Operations		Parent Company				Consolidated
	Note	04/01/2010 to 06/30/2010	01/01/2010 to 06/30/2010	04/01/2009 to 06/30/2009	01/01/2009 to 06/30/2009	04/01/2010 to 06/30/2010	01/01/2010 to 06/30/2010	04/01/2009 to 06/30/2009	01/01/2009 to 06/30/2009
Sales gross revenues				Restated	Restated			Restated	Restated
Domestic market		4,169,467	8,132,869	3,398,572	6,232,644	6,231,204	10,347,874	3,682,616	6,880,530
Foreign market		1,180,515	2,292,272	1,129,558	1,910,427	2,205,793	3,719,179	1,202,297	2,031,366
Taxes, freight and sales returns		(1,135,794)	(2,257,037)	(1,013,091)	(1,834,100)	(1,920,606)	(3,084,876)	(1,091,451)	(1,963,679)

Net sales		4,214,188	8,168,104	3,515,039	6,308,971	6,516,391	10,982,177	3,793,462	6,948,217
Cost of goods sold		(3,380,378)	(6,600,811)	(2,920,601)	(5,345,714)	(5,356,754)	(9,029,620)	(3,139,403)	(5,908,806)

Gross profit		833,810	1,567,293	594,438	963,257	1,159,637	1,952,557	654,059	1,039,411

Income (expenses)
Selling		(41,236)	(78,668)	(55,983)	(98,500)	(119,160)	(168,851)	(68,682)	(124,542)
General and administrative		(144,735)	(280,136)	(123,830)	(209,323)	(216,248)	(363,503)	(145,602)	(242,496)
Distribution		(68,233)	(134,214)	(70,472)	(135,148)	(69,228)	(135,209)	(70,472)	(135,148)
Research and development		(9,759)	(19,591)	(12,332)	(25,535)	(16,996)	(28,257)	(12,396)	(25,599)
Equity accounting results	11 (c)	(89,275)	(65,593)	(33,559)	(71,317)	6,988	13,600	(2,300)	(10,118)
Depreciation and amortization		(27,550)	(54,308)	(24,104)	(44,568)	(37,028)	(65,385)	(27,075)	(49,174)
Result from fixed asset disposals and others		(51)	(4,367)	(171)	(925)	(12,572)	(16,913)	(139)	(974)
Other net operating income (expenses)	24	(21,308)	(29,235)	15,229	130,990	(21,445)	(29,674)	14,057	131,223

Operating profit before financial result		431,663	901,181	289,216	508,931	673,948	1,158,365	341,450	582,583

Financial result	23
Financial expenses		(458,164)	(1,193,858)	1,397,305	1,174,745	(770,716)	(1,533,304)	1,419,459	1,176,253
Financial revenues		113,994	215,135	(149,491)	(114,509)	195,794	313,220	(226,476)	(191,812)

		(344,170)	(978,723)	1,247,814	1,060,236	(574,922)	(1,220,084)	1,192,983	984,441

Profit (loss) before income tax and social contribution		87,493	(77,542)	1,537,030	1,569,167	99,026	(61,719)	1,534,433	1,567,024

Income tax and social contribution – current	18 (a)	(49,069)	(85,362)	(2,414)	(3,669)	(62,298)	(101,990)	(3,798)	(7,191)
Income tax and social contribution – deferred	18 (b)	7,033	84,962	(378,736)	(399,883)	(2,254)	74,784	(374,755)	(394,218)

		(42,036)	(400)	(381,150)	(403,552)	(64,552)	(27,206)	(378,553)	(401,409)

Net income (loss) before minority interests		45,457	(77,942)	1,155,880	1,165,615	34,474	(88,925)	1,155,880	1,165,615

Minority interest						10,983	10,983

Net income (loss) for the period		45,457	(77,942)	1,155,880	1,165,615	45,457	(77,942)	1,155,880	1,165,615
Number of outstanding shares at the end of the period, ex treasury (in thousands)		797,326	797,326	519,422	519,422
Net income (loss) per share at the end of the period - R$		0.0570	(0.0978)	2.2253	2.2441

6

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                                       Unaudited

Statement of Cash Flows	Parent Company				Consolidated
	04/01/2010 to	01/01/2010 to	04/01/2009 to	01/01/2009 to	04/01/2010 to	01/01/2010 to	04/01/2009 to	01/01/2009 to
	06/30/2010	06/30/2010	06/30/2009	06/30/2009	06/30/2010	06/30/2010	06/30/2009	06/30/2009
			Restated	Restated			Restated	Restated

Profit (loss) before income tax and social contribution	87,493	(77,542)	1,537,030	1,569,167	99,026	(61,719)	1,534,433	1,567,024
Adjustment for the reconciliation of net income (loss)
Depreciation, amortization and depletion	245,098	488,725	215,180	419,215	360,116	606,801	220,983	429,219
Equity accounting	89,275	65,593	33,559	71,317	(6,988)	(13,600)	2,300	10,118
Losses (gains) on investments and others	(849)	(2,301)	(1,333)	(2,206)			(2,703)	(2,703)
Provision for losses and write-offs (investments, fixed assets, intangible assets, deferred charges)	2,471	11,849	773	3,111	(4,849)	4,842	1,929	2,814
Interest, monetary and exchange variations, net	308,075	827,120	(1,049,680)	(891,883)	22,942	577,027	(1,101,969)	(945,553)
Minority interests					10,983	10,983

Cash generation before changes in the operating working capital	731,563	1,313,444	735,529	1,168,721	481,230	1,124,334	654,973	1,060,919

Changes in the operating working capital
Marketable securities	164,426	39,806	82,029	31,354	294,464	169,798	72,612	21,900
Trade accounts receivable	286,970	36,203	(11,804)	(275,565)	(327,980)	(394,514)	190,108	(182,082)
Inventories	(334,724)	(306,828)	226,739	897,269	(459,039)	(438,432)	263,412	950,491
Taxes recoverable	51,147	46,922	30,841	(36,167)	236,392	232,464	87,784	15,097
Prepaid expenses	(38,722)	(25,393)	25,956	13,406	(59,971)	(46,581)	26,034	14,222
Accounts receivable from related parties	(702,955)	(702,955)
Other accounts receivable	70,027	(43,823)	(3,098)	(46,051)	140,712	38,906	(21,068)	(72,911)
Suppliers	597,262	1,461,067	117,470	(774,281)	754,701	1,509,158	(237,953)	(739,669)
Taxes payable	(85,270)	(297,260)	75,405	80,534	(180,132)	(436,999)	16,215	27,954
Long-term incentives	131	4,588	592	(4,592)	131	4,588	592	(4,592)
Advances from customers	(21,730)	3,912	(30,857)	6,743	(36,476)	(11,089)	(32,694)	7,991
Interest paid	(169,185)	(271,145)	(216,026)	(395,386)	(226,046)	(413,995)	(141,860)	(329,515)
Income tax and social contribution paid	(17,090)	(21,995)	(9,521)	(12,567)	(17,094)	(21,999)	(9,614)	(12,730)
Other accounts payable	(88,994)	(52,502)	(42,265)	(48,326)	(73,253)	(30,324)	(24,211)	(30,235)

Generation of operating cash	442,856	1,184,041	980,990	605,092	487,639	1,285,315	844,330	726,840

Proceeds from the sale of fixed assets	171	877	237	1,770	216	933	237	1,770
Additions to investments (Note 2 (a.2))	(3,656,296)	(3,968,753)	(44,558)	(52,883)	(941,404)	(941,404)	(10,778)	(15,758)
Additions to fixed assets	(252,708)	(498,764)	(92,500)	(206,934)	(318,291)	(578,231)	(96,662)	(213,948)
Additions to intangible assets					(24,226)	(24,284)	(30,995)	(33,127)

Use of cash in investing activities	(3,908,833)	(4,466,640)	(136,821)	(258,047)	(1,283,705)	(1,542,986)	(138,198)	(261,063)

7

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                                       Unaudited

	Parent Company				Consolidated
	04/01/2010 to	01/01/2010 to	04/01/2009 to	01/01/2009 to	04/01/2010 to	01/01/2010 to	04/01/2009 to	01/01/2009 to
	06/30/2010	06/30/2010	06/30/2009	06/30/2009	06/30/2010	06/30/2010	06/30/2009	06/30/2009
			Restated	Restated			Restated	Restated

Short-term debt
New loans		29,650	361,708	782,580	758,407	788,371	(203,039)	217,986
Payments	(1,161,134)	(2,360,987)	(1,445,634)	(2,218,131)	(5,323,530)	(6,483,769)	(893,798)	(1,716,937)
Long-term debt
New loans	1,310,868	1,929,886	735,428	1,342,319	1,947,811	2,568,350	785,070	1,392,764
Related parties
New loans	388,554	410,910	9,611	9,611
Payments	(387,102)	(412,527)	(9,721)	(10,225)
Dividends paid and unclaimed		(96)	(499)	(474)	(7,603)	(7,622)	(623)	(471)
Capital/reserve	3,742,622	3,742,622			3,742,622	3,742,622
Other							20	5,475

Generation (use) of cash in financing activities	3,893,808	3,339,458	(349,107)	(94,320)	1,117,707	607,952	(312,370)	(101,183)

Increase in cash and cash equivalents	427,831	56,859	495,062	252,725	321,641	350,281	393,762	364,594

Represented by
Cash and cash equivalents at the beginning of the period	1,891,832	2,262,804	1,957,525	2,199,862	2,692,282	2,663,642	2,400,549	2,429,717
Cash and cash equivalents at the end of the period	2,319,663	2,319,663	2,452,587	2,452,587	3,013,923	3,013,923	2,794,311	2,794,311

Increase in cash and cash equivalents	427,831	56,859	495,062	252,725	321,641	350,281	393,762	364,594

8

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

Statement of Changes in Shareholders’ Equity

					Retained
					earnings/	Carrying	Cumulative
	Note	Capital	Capital reserves	Treasury shares	(Accumulated losses)	value adjustments	translation adjustment	Total

December 31, 2009		5,473,181	428,575	(11,932)	(1,069,699)	(66,177)		4,753,948

Unclaimed dividends					936			936
Adjustment of negative goodwill					6,892			6,892
Carrying value adjustments	20(c)					(12,835)		(12,835)
Loss for the period					(123,399)			(123,399)

March 31, 2010		5,473,181	428,575	(11,932)	(1,185,270)	(79,012)		4,625,542

Capital increase	20(a)	2,543,486	1,398,492					3,941,978
Offset of losses			(1,061,871)		1,061,871
Cumulative translation adjustment	3						12,280	12,280
Carrying value adjustments	20(c)					(11,925)		(11,925)
Net income for the period					45,457			45,457

June 30, 2010		8,016,667	765,196	(11,932)	(77,942)	(90,937)	12,280	8,613,332

9

(A free translation of the original in Portuguese)

Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

ALL AMOUNTS STATED IN THOUSANDS OF REAIS, UNLESS OTHERWISE INDICATED

1                    Operating Context

(a)    Braskem S.A. (“Braskem” or “the Company”) is a limited liability publicly-traded company, with its headquarters in Camaçari – BA, and operates a total of 29 industrial units, 26 in the Brazilian states of Alagoas, Bahia, Rio de Janeiro, Rio Grande do Sul and São Paulo and 3 in the United States, in Pennsylvania, Texas and Virginia. These units produce basic petrochemicals, such as ethylene, propylene and benzene, as well as gasoline and LPG (kitchen gas). In the segment of thermoplastic resins, the Company produces polyethylene, polypropylene and PVC. In addition, Braskem’s activities include the import and export of chemical products, petrochemicals, fuels, the production and sale of inputs consumed by companies at the Camaçari Petrochemical Complex - BA and Triunfo – RS, such as: steam, water, compressed air, electricity, the provision of several services to those companies as well as investments in others as a partner or shareholder. Braskem is controlled by Odebrecht S.A. with an indirect holding of 50.1% and 38.43% of voting and total stock, respectively.

(b)   In January 2010, the Company’s management decided to suspend production at the industrial unit located in the city of São Paulo, which produced specialty PVC resins. This decision was based on the rising logistics costs associated with obtaining the main raw material for the unit, Monovinyl chloride (MVC), which was transferred from one of Braskem’s plants in Camaçari. To maintain the sale of these PVC resins, the Company signed a purchase agreement with Mexichem Colombia S.A. The unit in question has warehouses that continue to be used as distribution centers for specialty PVC and other products manufactured by the Company in other states. On December 31, 2009, Company management decided to record a R$ 25,000 provision for loss, representing the net book value of the machinery, equipment and installations no longer in use, given that the same would not result in any cash flow from either sale or possible resumption of production.

(c)    In May 2009, Company management announced the suspension of production of Caprolactam and the temporary closure of the industrial plant in Camaçari. This decision was based on a rigorous evaluation of the business, taking into account the market difficulties for Caprolactam in Brazil experienced in the last few years, as well as the impact of the last global financial crisis. On June 30, 2010 the Company has a provision for a loss of R$ 29,600, representing the total net book values of machinery, equipment and installations used for the production of Caprolactam, which cannot be used in the event of a resumption in production. Company management is monitoring developments in the market for Caprolactam before making any final decision on this matter.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

(d)   Corporate Reorganization

Since its creation on August 16, 2002, Braskem has undergone an extensive corporate restructuring process, always disclosed to the market in the form of Relevant Fact notices. The main events in 2009 and 2010, as summarized below:

(d.1) On April 30, and May 5, 2009, the Extraordinary General Shareholders’ Meetings held by Braskem and Petroquímica Triunfo S.A. (“Triunfo”), respectively, approved the merger of Triunfo into the Company. The net asset value merged, evaluated at book value, totaled R$ 117,990. A total of 13,387,157 class A preference shares were issued by Braskem and delivered to shareholders of Triunfo at an exchange ratio of 0.210428051882238 share of Braskem for each share of Triunfo. (Note 20.a)

(d.2) On January 22, 2010, the Company announced the finalization of the negotiations that resulted in the acquisition of Quattor Participações S.A. (“Quattor”) ( Note 1.d.d2.iv) by the Company, in accordance with an Investment Agreement signed on that date between Odebrecht, Petroleo Brasileiro S.A. – PETROBRAS (“Petrobras”), Braskem and Unipar – União de Indústrias Brasileiras S.A. (“Unipar”). The agreement will enable Petrobras to consolidate its main petrochemical assets in Braskem, which will remain a private-sector publicly-traded company and improve its ability to compete globally.

The Investment Agreement transfers to Braskem Unipar’s commitment to acquire, together with BNDESPAR, shares in Rio Polímeros S.A. (“Riopol”) amounting to 15% of its total share capital. The sale of these shares is a BNDESPAR option that can be exercised initially in June 2013.

In addition, the Investment Agreement gives Braskem first-refusal rights for participating as a partner in projects involving the Rio de Janeiro Petrochemical Complex (COMPERJ) and the Suape Petrochemical Complex in Pernambuco state. The Investment Agreement will be sent to the Administrative Council of Economic Defense (CADE – anti-trust agency), together with a voluntary submittal of a Transaction Reversal Agreement.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

The steps already taken in terms of the Investment Agreement include:

(i)                 The creation of a holding company, BRK Investimentos Petroquímicos S.A. (“BRK”), in December 2009, to which Odebrecht and Petrobras later transferred all their common shares in Braskem.

(ii)               In April 2010, Odebrecht and Petrobras finalized a R$ 3,500,000 share capital increase in BRK through the issue of new shares paid up in cash.

(iii)             On April 14, 2010, the Board of Directors ratified the share capital increase in the Company through a private subscription that resulted in the issue of 243,206,530 common shares and 16,697,781 class A preference shares at a unit value of R$ 14.40, for a total of R$ 3,742,622, of which R$ 2,378,742 was recorded in the Capital account and R$ 1,363,880 in the Capital Reserve account (Note 20.a).

(iv)             On April 27, 2010, the Company disclosed, in a Relevant Fact notice, the acquisition, together with Unipar, of shares representing 60% of the total and voting capital in Quattor, through a cash payment of R$ 659,454. In accordance with the accounting practices adopted to prepare this Quarterly Information (Note 3), this acquisition generated goodwill of R$ 360,419 based, initially, on the expected future profitability of the company acquired. On the other hand, this acquisition represents a “businesses combination”, as established in the Technical Pronouncement - CPC 15, and the Company’s management therefore engaged a specialized company to assess the fair value of the assets and liabilities acquired. This calculation, which is still not finalized, will be reflected in the financial statements to be prepared in accordance with International Financial Reporting Standards (IFRS), and disclosed as established in CVM Resolution No. 603 of November 10, 2009.

On the acquisition date of March 31, 2010, Quattor held the following investments:

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

Quattor
94.10%
99.32%%
65.98%%
Quattor Petroquímica
(*)
5.90%
9.02%
BNDESPAR
25.00%
Quattor Química
Riopol
33.33%
Polibutenos

(*) Listed Company

(v)               On May 10, 2010, the Company announced the acquisition, from Unipar, of all the shares of Unipar Comercial e Distribuidora (“Unipar Comercial”) as well as shares representing 33.33% of total capital of Polibutenos S.A. Indústrias Químicas (“Polibutenos”) for cash payments of R$ 27,104 and R$ 22,362, respectively.

On May 31, 2010, the Company acquired from Chevron Oronite do Brasil (“Chevron”), shares representing 33.33% of total capital of Polibutenos for R$ 22,482. With the acquisitions from Unipar and Chevron, Braskem now owns, directly and indirectly, 100% of the share capital of Polibutenos.

In accordance with the accounting procedures adopted to prepare this Quarterly Information (Note 3), the acquisitions of Unipar Comercial and Polibutenos generated goodwill of R$ 3,828 and R$ 32,145, respectively, based on expected future profits. On the other hand, these acquisitions represented “business combinations”, as established in the Technical Pronouncement - CPC 15, and the Company’s management therefore engaged a specialized company to assess the fair value of the assets and liabilities acquired. This calculation, which is still not finalized, will be reflected in the financial statements to be prepared in accordance with International Financial Reporting Standards (IFRS), and disclosed as established in CVM Resolution No. 603 of November 10, 2009.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

(vi)             On May 26, 2010, the Company filed a request to register a Public Offer with the Brazilian Securities Commission – CVM, in order to acquire the 7,688 common and 1,542,006 preference shares of Quattor Petroquímica held by minority shareholders, as a result of the change in control. These shares represented 0.68% of the total capital of Quattor Petroquímica. The Company’s request is still being analyzed by the CVM.

(vii)           On June 18, 2010, the Extraordinary General Shareholders’ Meeting held by Braskem approved the merger of Quattor shares previously held by Petrobras and which represented 40% of total and voting  shares of the subsidiary. The net asset value merged was evaluated at book value, on March 31, 2010 at R$ 199,356, of which R$ 164,744 was recorded in the Capital account and R$ 34,612 in the Capital reserve account. This operation involved the issuance of 18,000,087 common shares at an exchange ratio of 0.18855863182 share of Braskem for each share of Quattor, as established in the economic reports of the companies prepared by an independent specialist (Note 20.a). As a result of this share merger, Braskem now holds 100% of voting and total capital of Quattor.

(viii)         On June 24, 2010, Quattor’s Extraordinary General Shareholders’ Meeting approved the increase in the capital stock of 4,014,128, without the issue of new shares and paid up by Braskem with advances for future capital increase.

Additionally, on June 29, 2010, the Extraordinary General Shareholders’ Meeting held by Quattor approved a R$ 2,578,372 reduction in its share capital, without the cancellation of shares and restitution to Braskem, its sole shareholder, of all the investments in Riopol and Quattor Petroquímica S.A. (“Quattor Petroquímica”). The value of these investments, on May 31, 2010, including the respective goodwill/negative goodwill, was R$ 1,189,934. As well as the investments, the values related to the advances made for future capital increases in these subsidiaries were also repaid in the total of R$ 1,388,438.

(d.3) On February 1, 2010, Braskem announced to the market that its subsidiary Braskem América, Inc. (“Braskem América”) signed, on that same date, a share purchase and sale contract with Sunoco Inc., a U.S. oil company, through which it acquired all the total and voting capital of Sunoco Chemicals, Inc. (“Sunoco Chemicals”) for US$ 350 million, equivalent to R$ 620,837. Sunoco Chemicals has an annual installed capacity of 950,000 metric tons of polypropylene distributed in three plants located in Pennsylvania, West Virginia and Texas.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

The transaction was finalized on April 1, 2010, when full payment was made. On the same date the name of the acquiree was changed to Braskem PP Americas, Inc. (“PP Americas”).

In accordance with the accounting practices adopted when preparing this Quarterly Information (Note 3), the acquisition generated goodwill of R$ 62,041. On the other hand, the acquisition represented a “business combination”, as established in the Technical Pronouncement - CPC 15, and the Company’s management therefore engaged a specialized company to assess the fair value of the assets and liabilities acquired. This calculation, which is still not finalized, will be reflected in the financial statements to be prepared in accordance with International Financial Reporting Standards (IFRS), and disclosed as established in CVM Resolution No. 603 of November 10, 2009.

(d.4) On June 1, 2010, Braskem approved the spin-off of its subsidiary Varient Distribuidora de Resinas Ltda. (“Varient”) and the merger of the spun-off part by the new subsidiary Alcacer Distribuidora de Resinas Ltda. (“Alcacer”). On the same date, negotiations were concluded to sell these two subsidiaries for a total value of R$ 12,700 (Note 11).

(d.5) In November 2009, Braskem and Grupo IDESA Sociedad Anónima de Capital Variable (“IDESA”), a traditional petrochemical company in Mexico, announced that they had put in the winning bid in a tender offer process in Mexico to implement a petrochemical project based on ethane in the Veracruz region with a supply contract through PEMEX-Gás, of 66,000 barrels/day of this input over a period of 20 years. As a result of this tender offer, Braskem and IDESA signed a Memorandum of Understanding and finalized a definitive contract on February 23, 2010, involving:

(i)                 a commitment by Braskem-IDESA to invest in the construction of an integrated ethane cracker in Coatzacoalcos in the Mexican state of Veracruz, with production capacity of 1 million metric tons per year of ethylene and (ii) in three polyethylene plants producing approximately 1 million metric tons per year of HDPE, LLDPE and LDPE. The investment in the project, which is denominated Etileno XXI, is estimated at some US$2.5 billion, with conclusion of construction and operational startup of the unit expected in January 2015. The name of the new investee is Braskem Idesa, Sociedad Anónima Promotora de Inversión (“Braskem Idesa”). The fully-subscribed share capital totals 76,592,000 Mexican pesos, represented by 6,300 shares, of which 65% are owned by Braskem and 35% by Etileno XXI Sociedad Anónima de Capital Variable. On May 25, 2010, the Company paid up R$ 7,347, corresponding to its participation in the share capital of this company.

2                    Presentation of quarterly information

The financial statements of the Company (individual and consolidated) were prepared according to the accounting practices adopted in Brazil, which are derived from the Brazilian Corporation Law, pronouncements, guidelines and interpretations of the Brazilian Accounting Pronouncements Committee (CPC), and the rules of the Brazilian Securities Commission (CVM). As determined by the CVM, in Resolution No. 603 of November 10, 2009, the Company decided to present its Quarterly Information for the period ending June 30, 2010, in accordance with the accounting rules existing on December 31, 2009.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

In the preparation of the 2009 and 2010 financial statements, the Company adopted the amendments to the corporate legislation introduced by Law 11638/07, of December 28, 2007, with the respective amendments introduced by Laws 11638/07 and 11941/09 which modify Law 6404/76 (Brazilian Corporation Law) as regards aspects of the preparation and disclosure of the financial statements. The main purpose of these laws was to update the Brazilian corporation Law in order to harmonize the accounting practices adopted in Brazil with International Financial Reporting Standards, issued by the International Accounting Standards Board – IASB.

The pronouncements issued by the CPC which affected the Quarterly Information are as follows:

	Subject	CVM Approval
CPC Pronouncement		Resolution	Approval Date
CPC 01	Impairment of assets	527/07	1/11/2007
CPC 02R	Effects of changes in foreign exchange rates and conversion of financial statements	534/08	1/29/2008
CPC 03R	Cash flow statement	547/08	8/13/2008
CPC 04	Intangible assets	553/08	11/12/2008
CPC 05	Disclosures about related parties	560/08	12/11/2008
CPC 06	Leasing operations	554/08	11/12/2008
CPC 07	Government subsidies and assistance	555/08	111/12/2008
CPC 08	Transaction costs and premiums on the issuance of securities	556/08	11/12/2008
CPC 09	Value-added statement	557/08	11/12/2008
CPC 12	Adjustment to present value	564/08	12/17/2008
CPC 13	Initial adoption of Law 11,638/07 and 11,941/09	565/08	12/17/2008
CPC 14	Financial Instruments: recognition, measurement and disclosure	(*)	12/17/2008
(*) The CPC Guideline – “OCPC” No. 03, approved by CVM/SNC/SEP circular No. 03/2009, on 11/19/09, substituted CPC 14.

During the 2009 financial year, the CPC issued and the CVM approved new pronouncements and technical interpretations related to the process of convergence with international accounting standards. These standards have to be adopted in the 2010 financial year and 2009 restated for the purposes of comparison.

The following is a list of the pronouncements and technical interpretations that will impact the Company’s Quarterly Information when the pronouncements issued in 2009 are first adopted:

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

Pronouncements:

	Subject	CVM Approval
CPC Pronouncement		Resolution	Approval Date
CPC 15	Business combinations	580/09	7/31/2009
CPC 16	Inventories	575/09	6/5/2009
CPC 18	Investments in associated companies	605/09	11/26/2009
CPC 19	Investment in joint ventures	606/09	11/26/2009
CPC 20	Borrowing costs	577/09	6/5/2009
CPC 21	Interim financial statements	581/09	7/31/2009
CPC 22	Information by segments	582/09	7/31/2009
CPC 23	Accounting policies, changes in estimates and error correction	592/09	9/15/2009
CPC 24	Subsequent events	593/09	9/15/2009
CPC 25	Provisions and asset and liability contingencies	594/09	9/15/2009
CPC 26	Presentation of financial statements	595/09	9/15/2009
CPC 27	Property, plant and equipment	583/09	7/31/2009
CPC 30	Revenues	597/09	9/15/2009
CPC 31	Non-current assets held for sale and discontinued operations	598/09	9/15/2009
CPC 32	Taxes on profits	599/09	9/15/2009
CPC 33	Post-employment benefit (benefits to employees)	600/09	10/7/2009
CPC 35	Separate financial statements	607/09	11/26/2009
CPC 36	Consolidated financial statements	608/09	11/26/2009
CPC 37	Initial adoption of International Accounting Standards.	609/09	12/22/2009
CPC 38 (i)	Financial instruments – recognition and measurement	604/09	11/19/2009
CPC 39 (i)	Financial instruments – presentation	604/09	11/19/2009
CPC 40 (i)	Financial instruments - disclosure	604/09	11/19/2009
CPC 43	Initial adoption of the technical pronouncements 15 to 40	610/09	12/22/2009

(i) CVM Resolution No. 604, of 11/19/09, revoked CPC 14.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

Technical Interpretations:

Technical Interpretation	Subject	CVM Approval
ICPC		Resolution	Approval Date
ICPC-03	Leasing operations	613/09	12/22/2009
ICPC-04	Share-based payments	614/09	12/22/2009
ICPC-05	Share transactions by the group and treasury shares	615/09	12/22/2009
ICPC-06	Hedge of net investment in foreign operations	616/09	12/22/2009
ICPC-08	Accounting for proposed dividend payments	601/09	10/7/2009
ICPC-09	Individual, separate, consolidated financial statements and the application of the equity method	618/09	12/22/2009
ICPC-10	Fixed assets and investment property	619/09	12/22/2009
ICPC-11	Receipt of customer assets	620/09	12/22/2009
ICPC-12	Changes in liabilities as a result of decommissioning	621/09	12/22/2009

Given the adoption of the new CPCs and convergence with IFRS, the Company is finalizing the preparation of its opening balance sheet as of January 1, 2009, based on the applicable standards and is reprocessing all the months in 2009 and 2010 already closed. The main impacts identified to date, and still subject to examination by the independent auditors, are:

(i)                 the updating of fixed assets;

(ii)               write downs of deferred charges and some values classified as intangible assets;

(iii)             adjustment relative to the defined benefit pension plan; and

(iv)             deferred income tax and social contribution on the initial adjustments.

In relation to the reprocessing of the months in 2009 and 2010, the events that might have a significant impact, besides those mentioned in respect of the opening balance sheet, are the new accounting treatment of business combinations involving the Company’s recent acquisitions (Note 1.d).

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

(a)        Companies acquired in 2010

(a.1) The balance sheets of the companies acquired during the period (Note 1.d), adjusted to reflect the Company’s accounting practices, are shown below:

	Quattor Consolidated	Braskem PP	Unipar	Polibutenos
		Americas	Comercial
	4/1/2010	4/1/2010	5/10/2010	5/31/2010
Assets
Current
Cash and cash equivalents	413,847		1,857	3,718
Marketable securities	130,224
Trade accounts receivable	463,073		40,234	8,913
Inventories	665,458	171,742	14,762	3,518
Taxes recoverable	285,236		1,669	4,167
Deferred income tax and social contribution	25,179		749
Prepaid expenses	13,913		240	167
Other receivables	31,606		417	69
	2,028,536	171,742	59,928	20,552
Non-current
Trade accounts receivable	50
Inventory	28,050
Taxes recoverable	464,191		45	4,429
Deferred income tax and social contribution	163,739			351
Judicial deposits and compulsory loans	12,128		62	53
Related parties	23,901
Other receivables	865	8,514		252
	692,924	8,514	107	5,085

Other investments	2,071		4
Fixed assets	5,522,933	646,851	14,717	57,960
Intangible assets	639,660	180,148	385	14
Deferred charges	228,738
	7,086,326	835,513	15,213	63,059
Total assets	9,114,862	1,007,255	75,141	83,611

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

	Quattor	Braskem PP	Unipar
	Consolidated	Americas	Comercial	Polibutenos
	4/1/2010	4/1/2010	5/10/2010	5/31/2010
Liability and shareholders’ equity
Current
Suppliers	623,254		9,741	3,934
Loans and financing	2,366,493		23,331	23,964
Hedge operations	3,674
Salaries and payroll charges	34,402	5,487	1,456	442
Taxes payable	99,171		993	875
Income tax and social contribution – current and deferred	5,512		263	489
Dividends and interest on capital payable	3,336		130	9,720
Advances from customers	21,380
Other accounts payable	28,294	1,110	1,726	246
	3,185,516	6,597	37,640	39,670
Non-current
Loans and financing	4,995,202		6,495	23,878
Deferred income tax and social contribution	12,091	300,625
Taxes payable	144,635		74
Private pension plans	850
Other accounts payable	137,582	17,155		1,013
	5,290,360	317,780	6,569	24,891

Non-controlling shareholders	140,595

Shareholders’ equity
Capital stock	2,202,112	598,393	14,000	13,649
Capital and revenue reserves			13,469	2,731
Retained earnings (accumulated losses)	(936,794)	84,485
Result for the period	(766,927)		3,463	2,670
	498,391	682,878	30,932	19,050
Total liabilities and shareholders’ equity	9,114,862	1,007,255	75,141	83,611

(a.2) Cash flow effect – Additions to investments – 2010

. Consolidated
	Amount	Cash acquired
Companies acquired	paid	(Note 2 (a))	Net
Quattor (consolidated) (Note 1, d.2 (iv))	(659,454)	413,847	(245,607)
PP Americas (Note 1, d.3)	(620,837)		(620,837)
Unipar Comercial (Note 1, d.2 (v))	(27,104)	1,857	(25,247)
Polibutenos (Note 1, d.2 (v))	(44,845)	2,479	(42,366)
Braskem Idesa (Note 1, d.5)	(7,347)		(7,347)
	(1,359,587)	418,183	(941,404)

 . Parent Company

In addition to the amounts paid in the acquisitions mentioned above, except PP America that was acquired by Braskem America, this item comprises advances for future capital increase in subsidiaries, amounting to R$2,708,407, and capital increase in subsidiaries, amounting to R$521,596.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

(b)       Transitory Tax Regime (RTT)

The amounts presented in the Quarterly Information as of June 30, 2010 and 2009 consider the adoption of the Transitory Tax Regime (“RTT”) by the Company and its subsidiaries based in Brazil, as stipulated in Law 11941/09, the aim of which is to maintain tax neutrality with respect to the changes in Brazilian corporate law introduced by Laws 11,638/07 and 11,941/09. The definitive option for the RTT was made upon filing the Statement of Corporate Economic-Fiscal Information – DIPJ for the 2008 calendar year. When applicable, the deferred tax effects generated by adhering to the RTT are recognized and presented in the items “Deferred Income tax and Social Contribution” (Note 18(b)).

(c)        Restatement of the Statements of Operations and of Cash Flow – 2nd quarter/2009

(i) CPC 2R – The statements of operations and of cash flow of the overseas operations, considered dependent on Braskem, were included in the parent company’s financial statements as determined in item 4 of CPC 2. With the withdrawal of the requirement previously included in CPC 2, the Company presents, for the purposes of comparison, its second quarter results in 2009 excluding the foreign subsidiaries. The CPC referred to is now known as CPC 2R.

(ii) CPC 3R – The Company is restating its cash flow statement to improve presentation.

3          Significant accounting practices

There were no significant changes in the accounting practices applicable to the Quarterly Information compared with those presented in the financial statements for the year ended December 31, 2009.

Company management defined the functional currency of the subsidiaries PP Americas (Note 1 (d.3)) and Braskem Idesa (Note 1 (d.5)), as the US dollar and Mexican peso, respectively.
As defined in CPC 2R, the effects of the translation to the Company’s reporting currency were recognized in shareholders’ equity, in the item “Cumulative translation adjustments”.

(a)        Consolidated Quarterly Information

The Consolidated Quarterly Information was prepared in accordance with the principles of consolidation established in Brazilian Corporate Law and supplementary rules issued by the CVM and includes the  Quarterly Information of the Company and its subsidiaries, jointly-controlled companies and special-purpose entities (SPEs), in which it has share control or control over their activities, directly and/or indirectly, as shown below:

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

			Participation in total capital - %

		HQ (Country)	Jun/2010	Mar/2010	Jun/2009

Direct and indirect subsidiaries
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem Argentina S.R.L. (“Braskem Argentina”)	(ix)	Argentina			100.00
Braskem Distribuidora Ltda.(“Braskem Distribuidora”)		Brazil	100.00	100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Holland	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Incorporated (“Braskem Inc.”)		Cayman Islands	100.00	100.00	100.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brazil	100.00	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica S.A. (“IPQ Argentina”)		Argentina	100.00	100.00	100.00
Braskem Petroquímica Chile Limitada (“Braskem Chile”)		Chile	100.00	100.00	100.00
Braskem PP Americas Inc. (“PP Americas”)	(i)	USA	100.00
CCI - Comercial Importadora S.A. (“CCI”)	(ii)	Brazil			100.00
Company Alagoas Industrial - CINAL (“CINAL”)		Brazil	100.00	100.00	100.00
Copesul International Trading INC. (“CITI”)	(iii)	British Virgin Islands			100.00
Lantana Trading Co. Inc. (“Lantana”)		The Bahamas	100.00	100.00	100.00
Ideom Tecnologia Ltda. (“Ideom”)		Brazil	100.00	100.00	100.00
Braskem Chile Limitada (“IPQ Chile”)		Chile	100.00	100.00	100.00
IQ Soluções & Químicas S.A.(“Quantiq”)		Brazil	100.00	100.00	100.00
Ipiranga Química Armazéns Gerais Ltda. (“IQAG”)		Brazil	100.00	100.00	100.00
ISATEC– Chemical Research. Development and Analyses Ltda. (“ISATEC”)		Brazil	100.00	100.00	100.00
Natal Trading	(iii)	British Virgin Islands			100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Varient Distribuidora de Resinas Ltda (“Varient”)	(iv)	Brazil		100.00
Quattor Participações S.A. (“Quattor”)	(v)	Brazil	100.00
Quattor Petroquímica S.A. (“Quattor Petroquímica”)	(v)	Brazil	99.32
Quattor Química S.A. (“Quattor Química”)	(v)	Brazil	100.00
Quattor Petroquímica Ltd. (“Quattor Ltd”)	(v)	British Virgin Islands	100.00
Rio Polímeros S.A. (“Riopol”)	(v)	Brazil	75.00
Polibutenos S.A. Indústrias Químicas (“Polibutenos”)	(vi)	Brazil	100.00
Mauá Resinas S.A. (“Mauá Resinas”)	(v)	Brazil	100.00
Norfolk Distribuidora Ltda. (“Norfolk”)	(v)	Brazil	100.00
Norfolk Trading S.A. (“Norfolk Trading”)	(v)	Brazil	100.00
Commom Industries Ltd. (“Commom”)	(v)	Brazil	100.00
Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”)	(vi)	Brazil	100.00

Jointly-controlled	(vii)
CETREL S.A. - Environmental Protection Company ("CETREL")		Brazil	53.83	53.83	53.95
Polietilenos de America S.A.(“POLIMERICA”)		Venezuela	49.00	49.00
Polipropileno Del Sur S.A.(“PROPILSUR”)		Venezuela	49.00	49.00

Special-purpose Entity (“SPE”)
Multimarket Investment Fund Crédito Privado Sol (“FIQ Sol”)	(viii)	Brazil	100.00	100.00	100.00

22

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

(i)	Company acquired in April 2010. (Note 1.d.3)
(ii)	Company merged by Braskem Importação in September 2009.
(iii)	Subsidiaries merged by Braskem Inc. in December 2009.
(iv)	Company set up in September 2009 from Quantiq and sold in June 2010. (Note 1.d.4)
(v)	Companies acquired in April 2010. (Note 1.d.2)
(vi)	Companies acquired during the month of May 2010. (Note 1.d.2.(v))
(vii)	Investments consolidated proportionately, in accordance with CVM Instruction No. 247/96
(viii)	Fund consolidated in accordance with CVM Instruction No. 408/04
(ix)	Company merged by IPQ Argentina in August 2009

Inter-company investments and equity accounting results, as well as the balances of assets and liabilities, revenues and expenses and the unrealized profits arising from operations between consolidated companies, were eliminated in the consolidated Quarterly Information.

Goodwill based on the fair value of fixed assets were reclassified to a specific asset account, in accordance with CVM Instruction No. 247/96.

As defined in paragraph 1 of Article 23 of CVM Normative Instruction No. 247/96, the Company did not proportionately consolidate the Quarterly Information of the jointly-controlled entity Oil Refinery Rio-Grandense S.A. (“RPR”). The information of this subsidiary would not significantly alter the Company’s consolidated Quarterly Information.

(b)       Reconciliation of shareholders’ equity between the Parent Company and the Consolidated

	Shareholders’ equity
	Jun/2010	Mar/2010

Parent Company	8,613,332	4,625,542
Exclusion of the gain on sale of investments between consolidated companies	(38,476)	(38,476)
Reversal of the amortization of goodwill related to the sale of investments between consolidated companies	26,452	26,452
Consolidated	8,601,308	4,613,518

4          Cash and Cash Equivalents

	Parent Company		Consolidated

	Jun/2010	Mar/2010	Jun/2010	Mar/2010

Cash and banks	139,721	317,497	586,918	793,713
Financial investments
in Brazil	2,026,079	1,306,900	2,103,675	1,344,973
Abroad	153,863	215,682	323,330	501,843
Total	2,319,663	1,840,079	3,013,923	2,640,529

23

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

The financial investments in Brazil are represented, mainly, by investment in Braskem’s exclusive fund (FIQ Sol) that, in turn, holds fixed income instruments and time deposits. The applications overseas consist of sovereign fixed income instruments or those issued by first-tier financial institutions (Time Deposit), which are very liquid in the market. All the financial investments were classified as “held for trading” and are measured at their fair values with variations recognized in the results of operations.

5          Marketable Securities

	Consolidated

	Jun/2010	Mar/2010
Current
US Treasury Bills	290,396	285,194
Shares held for trading	85	85
Investment in FIQ Sol – held for trading	104,039	314,495
Investments in foreign currencies – held for trading	46,529	51,753
	441,049	651,527

Non-current
Subordinate quotas in investment funds	17,918	16,499
Others	2,059	2,021
	19,977	18,520
Total	461,026	670,047

Parent Company	458,818	667,732

The US Treasury bills were classified by the Company as “available for sale”, and yield an average interest rate of 0.93% p.a. The changes in fair value were recorded in the account “Carrying value adjustments”, in net equity (Note 20 (c)).

6          Trade Accounts Receivable

	Parent Company		Consolidated

	Jun/2010	Mar/2010	Jun/2010	Mar/2010
Customers
Domestic market	1,084,143	1,333,459	1,730,655	1,422,438
Foreign market	565,706	586,669	1,056,574	586,702
Allowance for doubtful accounts	(213,738)	(209,573)	(257,912)	(225,511)
Total	1,436,111	1,710,555	2,529,317	1,783,629

In current assets	1,376,780	1,649,068	2,469,139	1,721,702
In non-current assets	59,331	61,487	60,178	61,927
Total	1,436,111	1,710,555	2,529,317	1,783,629

24

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

7                    Inventories

	Parent Company		Consolidated

	Jun/2010	Mar/2010	Jun/2010	Mar/2010

Finished products and work in process	1,139,217	974,675	2,004,319	1,086,481
Raw materials, production inputs and packaging	565,169	422,482	745,927	444,715
Maintenance materials (i)	365,203	359,941	462,414	362,388
Advances to suppliers	8,735	6,454	9,087	6,748
Imports in transit and others	53,033	16,259	102,760	36,501
Total	2,131,357	1,779,811	3,324,507	1,936,833

In current assets	2,102,360	1,750,814	3,265,151	1,907,836
In non-current assets (i)	28,997	28,997	59,356	28,997
Total	2,131,357	1,779,811	3,324,507	1,936,833

(i)   Based on past consumption, certain inventories of maintenance materials were classified in non-current assets.

25

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

8        Related Parties

(a) Parent Company

	Balances Jun/2010
	Assets				Liabilities
	Current		Non- current		Related Parties (Current and Non- current)		Current		Non- current
Subsidiaries
Braskem Chile	127	(ii)
Braskem Distribuidora					2,929	(viii)
Braskem Europa	77,399	(i)
Braskem Importação					113	(viii)
Braskem Inc.			5,896	(vii)	76,025	(xii)	35,348	(xiii)	2,429,746	(xiii)
Braskem Participações	96	(ii)
Cinal	130	(i)	1,752	(viii)			83	(xiv)
Ideom			10,730	(viii)
IPQ Argentina	24,779	(i)
IPQ Chile	3,616	(i)
IQAG					580	(viii)
ISATEC			1,786	(viii)
Lantana			52	(vii)
Polibutenos			17,170	(viii)
Politeno Empreendimentos			22	(viii)
Quantiq	9,236	(iii)	11,943	(viii)			1	(xiv)
Quattor			398,889	(viii)
Quattor Petroquimica	53,790	(i)	762,572	(x)
Quattor Química	12,631	(i)	220,620	(viii)
Riopol	2,883	(i)	738,799	(ix)
Unipar Comercial	103	(i)	29,745	(viii)
	184,790		2,199,976		79,647		35,432		2,429,746
Jointly-controlled
CETREL	12	(i)					64	(xiv)
RPR	7,397	(i)					12,245	(xiv)
	7,409						12,309
Associate
Borealis	13,155	(iv)
	13,155
Related companies
BRK					634	(viii)
Construtora Norberto Odebrecht ("CNO")							455	(xiv)
Odebrecht Plantas Industriais (“OPIP”)							3,181	(xiv)
Petrobras	8,354	(v)	51,640	(xi)			657,945	(xiv)	23,042	(xiv)
Petrobras International Finance (“PFICO”)							22,328	(xiv)
Refinaria Alberto Pasqualini ("REFAP")							125,886	(xiv)
Others	7,339	(i)					4	(xiv)
	15,693		51,640		634		809,799
SPE
FIQ Sol	1,806,935	(vi)
	1,806,935
As of June 30, 2010	2,027,982		2,251,616		80,281		857,540		2,452,788
As of March 31 2010	1,571,227		89,568		76,892		954,455		1,711,080

26

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

Groups of accounts in which the transactions are recorded:

27

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

Parent Company (continued)

	Transactions in the January to June/2010 results
		Purchases of
		raw materials,	Financial	Cost of production/
	Product sales	services and utilities	revenues/ (expenses) (i)	General and administrative expenses
Subsidiaries
Braskem America			(6)
Braskem Argentina			2,698
Braskem Distribuidora		919	233
Braskem Europa	116,621		(10,299)
Braskem Importação			(5)
Braskem Inc,		247,072	(53,269)
Cinal	244	6,491	66
Ideom			220
IPQ Argentina	37,753		(866)
IPQ Chile	4,195
IQAG		2	(10)
ISATEC			51
Lantana			2
Polibutenos			70
Politeno Empreendimentos			1
Quantiq	38,334	22	563
Quattor			3,489
Quattor Petroquimica	59,753		(569)
Quattor Química	7,840		(373)
Riopol	3,118
Unipar Comercial	3,216	1,463	330
	271,074	255,969	(57,674)
Jointly-controlled
CETREL	104	7,741
RPR	53,292	37,733
	53,396	45,474
Associate
Borealis	94,794	5
	94,794	5
Post-employment benefit plans
Fundação Petrobras de Seguridade Social ("PETROS")				2,152
Odeprev – Odebrecht Previdência (“ODEPREV”)				3,821
Triunfo Vida				126
				6,099
Related companies
CNO		21,856
OCS – Insurance manager and broker (“OCS”)		1,966
OPIP		74,387
Petrobras	261,156	2,831,462	331
PIFCO	23,433
REFAP	80,232	730,914
	364,821	3,660,585	331

As of June 30, 2010	784,085	3,962,033	(57,343)	6,099
As of June 30, 2009	869,657	2,616,092	120,606	7,964

(i) Includes the effect of foreign exchange variations

28

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

The inter-company transactions between the Company and related companies are made on terms equivalent to the averages practiced with third parties, subject to the following:

(i)     For the purchase of naphtha from Petrobras and REFAP, the price of naphtha and other oil byproducts is that practiced in the international market, considering a clause related to the quality of parafinicity and contaminants in the naphtha  delivered; and

(ii)   For the sales to foreign subsidiaries, the collection period of 180 days is longer than that  established for other customers.

(a.1) Consolidated

In consolidated non-current assets, the item “related parties”, totaling R$ 130,092, comprises:

(i)                 R$ 51,640 related to the loan contract with Petrobras, bearing the TJLP + interest of 2% p.a.

(ii)               R$ 23,901 related to Petrobras receivables; and

(iii)             R$ 54,551 related to receivables from Propilsur.

(b)               Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and of the Executive Board, comprised of the CEO and vice-presidents,

Transactions affecting the results	Parent Company		Consolidated
	Jun/2010	Jun/2009	Jun/2010	Jun/2009
Compensation
Short-term benefits to employees and management	19,918	21,013	22,281	21,054
Post-employment benefits	87	159	173	159
Benefits on contract termination		36	892	36
Long-term incentive	175	1,039	175	1,039
Total	20,180	22,247	23,521	22,288

Balance sheet – Parent Company/ Consolidated		Jun/2010		Mar/2010

Long-term incentive		4,573		4,107
Total		4,573		4,107

29

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

9         Taxes Recoverable

	Parent Company		Consolidated

	Jun/2010	Mar/2010	Jun/2010	Mar/2010

IPI recoverable	26,027	25,303	33,930	25,830
ICMS (a)	964,664	1,001,132	1,419,006	1,012,205
PIS and Cofins	259,411	245,329	485,533	246,482
PIS – Decrees 2,445 and 2,449/88	55,194	55,194	59,364	55,194
Income tax and social contribution	238,705	261,872	325,592	273,412
Tax on net income – ILL	60,238	59,856	60,238	59,856
Others	107,217	96,827	118,353	101,562
Total	1,711,456	1,745,513	2,502,016	1,774,541

In current assets	352,696	409,900	671,205	431,199
In non-current assets	1,358,760	1,335,613	1,830,811	1,343,342
Total	1,711,456	1,745,513	2,502,016	1,774,541

(a)       ICMS

The Company has accumulated a balance of ICMS recoverable over the past few years largely from acquisitions of fixed assets, domestic sales with tax deferral incentives and foreign sales. This accumulation is most notable in the states of Bahia, Rio Grande do Sul and São Paulo, where the majority of the production units are concentrated. The tax credit in São Paulo State relates to the Quattor Petroquimica and Quattor Química production units.

Company management has been prioritizing a series of actions to maximize the use of these credits and does not currently expect to incur any loss in connection with them. Of particular note among the actions of management are:

•         The agreement with the State of Rio Grande do Sul to maintain full deferral of ICMS on the import of naphtha and limit the use of accumulated ICMS credits to a monthly average of R$ 8,250 for offset against the monthly balances due by the units in this state;

•         The agreement with the state government of Bahia to increase the percentage reduction in the calculation base for ICMS due on the imported petrochemical naphtha, lowering the effective rate to 5.8%, as defined in paragraphs 9 and 10 of Article 347 of the ICMS Regulation of the State of Bahia (Decree 11,059 of May 19, 2008);

•         The signing in November 2009, with no effect on the previous item, of an Agreement with the State of Bahia, ensuring the effective implementation of State Decree 11,807, of October 27, 2009, which gradually reduces the effective ICMS rate on domestic naphtha acquired in the same state from 17% to 0% up to March 2011. On June 30, 2010, the rate was 8%.

•         Agreement with the State of Rio Grande do Sul to use R$ 9,600 per year of the ICMS credit balance to pay for the acquisition of goods for investments in the same state;

30

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

•         Importation of raw materials using the prerogatives defined in customs legislation, ensuring a lower generation of ICMS credits;

•         Maintaining the increase in the calculation base for ICMS on fuel sales to the industrial refiner, from 40% to 100%, as defined in Article 347 of the ICMS Regulation in the State of Bahia; and

•         Substitution of exports of co-products with domestic operations.

Given the tax rule that limits the short-term use of ICMS credits arising from the acquisition of fixed assets and management’s projection of the period of time the other credits will be realized, on June 30, 2010, R$ 771,144 in the parent company and R$ 982,686 in the consolidated, of which R$ 211,542 relates to the accumulated balance of Quattor Petroquimica and Quattor Química (Mar/2010 – R$ 796,010 parent company and consolidated) were classified in non-current assets.

10        Judicial Deposits and Compulsory Loans – Non-current Assets

	Parent Company		Consolidated

	Jun/2010	Mar/2010	Jun/2010	Mar/2010

Judicial deposits
Tax contingencies	50,237	75,804	55,036	79,785
Labor contingencies and others	87,872	57,875	104,917	61,095

Compulsory deposit
Eletrobrás	3,816	3,816	5,397	3,982
	141,925	137,495	165,350	144,862

In non-current assets	141,925	137,495	165,350	144,862
Total	141,925	137,495	165,350	144,862

31

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

11        Investments

(a)        Information about investments

	Share in total	Adjusted net income (loss) for the period		Adjusted shareholders’ equity (unsecured liabilities)
	capital
(a.1) Investments by the parent company	(%) Jun/2010	Jun/2010	Jun/2009	Jun/2010	Mar/2010

Subsidiaries
Braskem America	100.00	(7,003)	(809)	341,987	309,411
Braskem Argentina			(1,075)
Braskem Chile	100.00	(308)	1,135	4,681	4,526
Braskem Distribuidora	100.00	2,437	(12,659)	91,564	90,673
Braskem Europa	100.00	10,303	6,335	125,129	120,526
Braskem Finance	100.00	(5,813)	(5,256)	26,884	31,830
Braskem Idesa	65.00	(807)		9,884
Braskem Inc,	100.00	(856)	33,465	190,152	12,656
Braskem Participações	100.00	(1,435)	(84)	896	953
CCI			4
CINAL	100.00	569	(965)	28,888	29,308
CITI			(95,309)
Ideom	99.90	(5,356)	(64)	(7,325)	(3,460)
IPQ Argentina	96.77	781	657	8,981	9,030
IPQ Chile	99.02	(52)	3	1,429	1,463
IQAG	0.12	346	152	1,227	1,064
ISATEC	100.00	(994)	(1,019)	923	1,525
Natal Trading			(675)
Polibutenos	66.67	498		19,547
Politeno Empreendimentos	100.00	(25)	682	(16)	(15)
Quantiq	100.00	8,219	3,578	102,436	99,135
Quattor	100.00	(90,792)		1,843,355
Quattor Petroquímica(*)	100.00
Riopol	65.98	814		499,035
Unipar Comercial	100.00	2,026		32,958
Varient					13,315

Jointly-Controlled
CETREL	53.69	17,061	15,095	248,451	235,696
RPR	33.20	35,884	27,965	26,134	11,625

Affiliates
Borealis	20.00	10,374	2,815	126,287	120,750
CODEVERDE	35.75	(12)	(770)	93,874	94,366
Sansuy Administração, Participação, Representação e Serviços Ltda	20.00	(10)		1,975	1,976

(*) Information to be made available along with the financial information of such subsidiary.

32

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

	Share in	Adjusted net income (loss) for the period		Adjusted shareholders’ equity (unsecured liability)
	total capital
	(%)
(a.2) Investments by subsidiaries	Jun/2010	Jun/2010	Jun/2009	Jun/2010	Mar/2010

Braskem América
PP Americas	100.00	8,447		703,605
Braskem Distribuidora
Braskem Argentina	2.00		(1,075)
Braskem Importação	100.00	6	14	192	189
IPQ Argentina	0.06	781	657	8,981	9,030
Lantana	96.35	2,837	(661)	84,778	83,814
Braskem Participações
Ideom	0.10	(5,356)	(64)	(7,325)	(3,460)
Braskem Inc
Lantana	3.65	2,837	(661)	84,778	83,814
Quantiq
IQAG	99.88	346	152	1,227	1,064
IPQ Chile
IPQ Argentina	3.17	781	657	8,981	9,030
Braskem Europa
Jointly Controlled
Propilsur	49.00	(3,425)		(6,293)	(4,229)
Polimerica	49.00	(1,795)		(5,522)	(4,685)
Quattor
Quattor Química	94.10	31,928		988,636
Commom	100.00	976		7,272
Mauá Resinas	100.00	39		2,252
Norfolk	100.00	31		3,919
Polibutenos	33.33	498		19,547
Quattor Petroquímica
Quattor Química	5.90	31,928		988,636
Riopol	9.02	(42,938)		499,035
Common
Norfolk Trading	100.00	754		56,058

33

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

(b)         Movement of investments in subsidiaries, jointly-controlled companies and affiliates

Second Quarter

				Premium		Dividends				Adjustment	Adjustment
	Balance			(Goodwill)	Capital	and		Amortization	Gain in	to	for			Balance
	on	Split-	Acquisition	Paid when	Increase	Interest	Shareholders'	of Premium	Participation	Shareholders'	Currency	Provision	Sale of	on
	3/31/2010	Off	of Shares	Acquiring	(Decrease)	on Equity	Equity	(goodwill)	(share)	Equity	Conversion	for Losses	Investments	6/30/2010
Subsidiaries and
jointly-controlled companies

Domestic subsidiaries
Alcácer	-		1,320									-	(1,320)	-
Braskem Distribuidora	90,673	-	-	-	-	-	891	-	-	-	-	-	-	91,564
Braskem Participações	953	-	-	-	-	-	(57)	-	-	-	-	-	-	896
CETREL	123,578	-	-	-	-	-	5,819	(505)	849	-	-	-	-	129,741
CINAL	20,577	-	-	-	-	-	(420)	-	-	-	-	-	-	20,157
ISATEC	1,525	-	-	-	-	-	(602)	-	-	-	-	-	-	923
Polibutenos	-	-	12,699	-	-	-	332	-	-	-	-	-	-	13,031
Quantiq	99,135	-	-	-	-	-	3,301	-	-	-	-	-	-	102,436
Quattor	-	-	498,391	-	1,435,756	-	(90,792)	-	-	-	-	-	-	1,843,355
RPR	3,860	-	-	-	-	-	7,410	-	-	(2,593)	-	-	-	8,677
Riopol	-	-	328,723	-	-	-	640	-	-	-	-	-	-	329,363
UNIPAR Comercial	-	-	30,932	-	-	-	2,026	-	-	-	-	-	-	32,958
Varient	13,315	(1,319)	-	-	-	-	507	-	-	-	-	-	(12,503)	-
Other (*)	-	-	690,558	34,362	-	-	(1,445)	-	-	-	-	-	-	723,475
	353,616	(1,319)	1,562,623	34,362	1,435,756	-	(72,390)	(505)	849	(2,593)	-	-	(13,823)	3,296,576

Foreign subsidiaries
Braskem America	309,411	-	-	-	28,379	-	(5,505)	-	-	(2,578)	12,280	-	-	341,987
Braskem Chile	4,526	-	-	-	-	-	155	-	-	-	-	-	-	4,681
Braskem Europa	120,526	-	-	-	-	-	4,603	-	-	-	-	-	-	125,129
Braskem IDESA	-	-	7,347	-	-	-	-	-	-	-	-	-	-	7,347
Braskem Inc.	12,656	-	-	-	180,760	-	(7,847)	-	-	4,583	-	-	-	190,152
Braskem Finance	31,830	-	-	-	-	-	(4,946)	-	-	-	-	-	-	26,884
IPQ Argentina	9,030	-	-	-	-	-	(49)	-	-	-	-	-	-	8,981
IPQ Chile	1,463	-	-	-	-	-	(34)	-	-	-	-	-	-	1,429
	489,442	-	7,347	-	209,139	-	(13,623)	-	-	2,005	12,280	-	-	706,590

Total for subsidiaries	843,058	(1,319)	1,569,970	34,362	1,644,895	-	(86,013)	(505)	849	(588)	12,280	-	(13,823)	4,003,166

Affiliates
Borealis	24,150	-	-	-	-	-	1,107	-	-	-	-	-	-	25,257
CODEVERDE	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total for affiliates	24,150	-	-	-	-	-	1,107	-	-	-	-	-	-	25,257

(*) considers information of subsidiary Quattor Petroquímica.

34

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                   Unaudited

Accumulated

				Premium
				(Goodwill)		Dividends					Adjustment
	Balance			Paid when	Capital	and		Amortization	Gain in	Adjustment to	for			Balance
	on	Split-	Acquisition	Acquiring	Increase	Interest	Shareholders'	of Premium	Participation	Shareholders'	Currency	Provision	Sale of	on
	12/31/2009	O ff	of Shares	Investments	(Decrease)	on Equity	Equity	(goodwill)	(share)	Equity	Conversion	for Losses	Investments	6/30/2010
Subsidiaries and
jointly-controlled companies

Domestic subsidiaries
Alcácer	-		1,320	-	-	-	-	-	-	-	-	-	(1,320)	-
Braskem Distribuidora	89,127	-	-	-	-	-	2,437	-	-	-	-	-	-	91,564
Braskem Participações	2,331	-	-	-	-	-	(1,435)	-	-	-	-	-	-	896
CETREL	115,993	-	-	-	5,369	(1,901)	8,948	(969)	2,301	-	-	-	-	129,741
CINAL	19,588	-	-	-	-	-	569	-	-	-	-	-	-	20,157
ISATEC	1,917	-	-	-	-	-	(994)	-	-	-	-	-	-	923
Polibutenos	-	-	12,699	-	-	-	332	-	-	-	-	-	-	13,031
Politeno Empreendimentos	9	-	-	-	-	-	-	-	-	-	-	(9)	-	-
Quantiq	94,244	-	-	-	-	(27)	8,219	-	-	-	-	-	-	102,436
Quattor	-	-	498,391	-	1,435,756	-	(90,792)	-	-	-	-	-	-	1,843,355
RPR	-	-	-	-	-	-	9,554	-	-	(877)	-	-	-	8,677
Riopol	-	-	328,723	-	-	-	640	-	-	-	-	-	-	329,363
UNIPAR Comercial	-	-	30,932	-	-	-	2,026	-	-	-	-	-	-	32,958
Varient	14,007	(1,319)	-	-	-	(1,256)	1,071	-	-	-	-	-	(12,503)	-
Other (*)	-	-	690,558	34,362	-	-	(1,445)	-	-	-	-	-	-	723,475
	337,216	(1,319)	1,562,623	34,362	1,441,125	(3,184)	(60,870)	(969)	2,301	(877)	-	(9)	(13,823)	3,296,576

Foreign subsidiaries
Braskem America	3,821	-	-	-	335,467	-	(7,003)	-	-	(2,578)	12,280	-	-	341,987
Braskem Chile	4,989	-	-	-	-	-	(308)	-	-	-	-	-	-	4,681
Braskem Europa	114,826	-	-	-	-	-	10,303	-	-	-	-	-	-	125,129
Braskem IDESA	-	-	7,347	-		-	-	-	-	-	-	-	-	7,347
Braskem Inc.	15,679	-	-	-	180,760	-	(856)	-	-	(5,431)	-	-	-	190,152
Braskem Finance	32,697	-	-	-	-	-	(5,813)	-	-	-	-	-	-	26,884
IPQ Argentina	8,200	-	-	-	-	-	781	-	-	-	-	-	-	8,981
IPQ Chile	1,481	-	-	-	-	-	(52)	-	-	-	-	-	-	1,429
	181,693	-	7,347	-	516,227	-	(2,948)	-	-	(8,009)	12,280	-	-	706,590

Total for subsidiaries	518,909	(1,319)	1,569,970	34,362	1,957,352	(3,184)	(63,818)	(969)	2,301	(8,886)	12,280	(9)	(13,823)	4,003,166

Affiliates
Borealis	20,684	-	-	-	-	-	4,573	-	-	-	-	-	-	25,257
CODEVERDE	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total for affiliates	20,684	-	-	-	-	-	4,573	-	-	-	-	-	-	25,257

(*) considers information of subsidiary Quattor Petroquímica.

35

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

(c)        Equity accounting results

	Parent Company		Consolidated
	Jun/2010	Jun/2009	Jun/2010	Jun/2009

Equity in the results of subsidiaries and jointly-controlled companies	(63,818)	(65,538)	9,996	(4,814)
Equity in the results of associates	4,573	563	4,573	563
Amortization of goodwill	(969)	(5,867)	(969)	(5,867)
Provision for investment losses	(5,379)	(475)
	(65,593)	(71,317)	13,600	(10,118)

12        Fixed Assets

Consolidated

			Jun/2010	Mar/2010	Average annual rates depreciation/

	Cost	Depreciation/ accumulated exhaustion	Net	Net	Exhaustion (%)

Land	193,366		193,366	82,025
Buildings and improvements	1,856,922	(721,899)	1,135,023	874,854	3.6
Machinery, equipment and installations	21,591,907	(8,245,379)	13,346,528	7,765,600	8.2
Mines and wells	24,317	(9,565)	14,752	15,238	8.9
Furniture and fixtures	157,889	(88,532)	69,357	61,962	10.6
IT equipment	179,072	(135,868)	43,204	44,498	20.4
Projects in progress	1,197,640		1,197,640	1,018,825
Laboratory / safety equipment	124,451	(42,358)	82,093	78,890	10.0
Others	253,993	(125,844)	128,149	86,330	16.8
	25,579,557	(9,369,445)	16,210,112	10,028,222

Parent Company	15,949,115	(6,103,831)	9,845,284	9,841,875

The projects in progress largely involve the implementation of projects in industrial units, operating improvements to increase the working life of machinery and equipment and projects in the areas of health, safety and the environment.

Consolidated fixed assets include a provision for impairment loss of R$ 523,959 recorded by the subsidiaries Riopol and Quattor Química prior to the acquisition of these companies by Braskem.

36

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

13        Intangible Assets

Consolidated

					Average annual
			Jun/2010	Mar/2010	rates of
		Accumulated			amortization
	Cost	amortization	Net	Net	(%)

Goodwill based on expected future profitability	4,277,941	(1,296,350)	2,981,591	2,080,707	(i)
Trademarks and patents	102,424	(27,447)	74,977	55,714	5.2
Software and usage rights	696,622	(210,739)	485,883	197,260	11.1
	5,076,987	(1,534,536)	3,542,451	2,333,681

Parent Company	4,236,385	(1,259,369)	2,977,016	2,338,875

(i)           The goodwill based on expected future profitability was amortized through to December 31, 2008, over the maximum term of 10 years. From 2009, this type of goodwill is no longer systematically amortized, but is subject to an annual test of recoverability, as defined in CPC 01, In addition, during the current quarter under analysis, the Company generated the following goodwill on the acquisitions mentioned in Note 1(d):

Companies	Amount
Quattor	360,419	Goodwill generated on acquisition (Note 1 d(iv))
Polibutenos	32,145	Goodwill generated on acquisition (Note 1 d(v))
Quattor Petroquímica	255,502	Goodwill transferred through the capital reduction in Quattor (Note 1 d(viii))
PoliBrazil Resinas	252,818	Recorded in Quattor Petroquímica prior to acquisition
Total	900,884

14        Deferred Charges

The balance on June 30, 2010 refers to expenses incurred during the construction period of the industrial plants (pre-operating expenses), which are being amortized over periods that vary between five and ten years. The Company and its subsidiaries opted to maintain the existing balance as of December 31, 2008 until fully amortized, subject to analysis of recoverability, as defined in Article 299-A of Law 6,404/76, modified by Article 25 of Law 11941/09.

37

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

15        Loans and Financing

	Annual financial charges		Consolidated
	Exchange or monetary index	Average interest (except when otherwise indicated)	Jun/2010	Mar/2010
Foreign currency
Eurobonds	Note (15.a)	Note (15.a)	3,055,985	2,314,074
Repurchase agreement	US$	Monthly Libor + 0.95%	32,441
Prepayment of exports	Note (15.b)	Note (15.b)	3,618,963	2,740,373
Medium-term notes	US$	11.75%	473,600	455,132
Financing of raw materials	US$	3.02% (2.57% - Mar/2010)	20,717	16,509
Financing of fixed assets(ii)	US$	4.45%	381,202
BNDES	Post-fixed monetary restatement (UMBNDES) (i)	8.69% (7.30% - Mar/2010)	110,927	12,406
	US$	6.43% (6.11% - Mar/2010)	253,831	186,427
Working capital	US$	7.63%	697,729	691,194
	US$	100% do CDI	535,753
	US$	100% do CDI + 2.5%	75,617
Project Financing (NEXI)	YEN	0.95% over the TIBOR (Note 15,c)	88,293	94,155
Net transaction costs	Note (15,h)	Note (15,h)	(32,387)	(26,285)

Brazilian currency
Working Capital	Post-fixed monetary restatement	105.0% to 112.5% of the CDI (117.5% - Mar/2010)	1,078,514	604,175
		12.14%	251,210
	TR	Fixed interest of 9.93%	83,427	81,407
FINAME	TJLP	5.72% (4.64% - Mar/2010)	11,694	190
		9.71%	430
BNDES	TJLP	3.36% (2.83% - Mar/2010)	2,673,441	1,347,923
BNB		8.52% (9.02% - Mar/2010)	231,670	410,526
FINEP	Post-fixed monetary restatement (TJLP)	Average fixed interest of 0.03%	74,136	78,785
FUNDES		6.0%	172,354
LEASING		13.79%	327
Net transaction costs	Note (15,h)	Note (15.h)	(21,680)	(8,870)

Total			13,868,194	8,998,121

Current liabilities			1,286,335	1,049,001
Non-current liabilities			12,581,859	7,949,120
Total			13,868,194	8,998,121

Parent Company
Current liabilities			930,434	1,086,718
Non-current liabilities			10,036,027	7,935,295
Total			10,966,461	9,022,013

38

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

(i) UMBNDES = BNDES monetary unit

(ii) Financing for the acquisition of PP Americas, obtained from Crédit Agricole Corporate & Investment Bank New York Branch, with a principal value of US$ 210,000,000 for payment over 5 years in 5 semi-annual installments of US$ 42,000,000, the first of which is due on April 1, 2013.

(a)       Eurobonds

            The composition of Eurobond operations is shown below:

				Consolidated
Issue Date	Amount of issue US$ 000s	Maturity	Interest (% p.a.)	Jun/2010	Mar/2010

Jul/1997	250,000	Jun/2015	9.38	272,313	275,475
Jun/2005	150,000	N/A	9.75	271,312	268,225
Apr/2006	200,000	N/A	9.00	366,682	362,510
Sept/2006	275,000	Jan/2017	8.00	512,367	496,740
Jun/2008	500,000	Jun/2018	7.25	905,285	911,124
May/2010	400,000	May/2020	7.00	728,026
Total	1,775,000			3,055,985	2,314,074

N/A = no stated maturity

In May 2010, the subsidiary Braskem Finance finalized the issue of US$ 400 million in bonds with a coupon and effective interest rate for investors of 7.00% p.a. maturing in May 2020.  This total was used to refinance some costly short-term debt, as well as pay down some long-term financing.

 (b)      Prepayment of exports

The composition of prepayment of exports operations is shown below:

				Consolidated
Date	Initial amount US$ 000s	Maturity	Cost (% p.a.)	Jun/2010	Mar/2010
Jul/05	10,000	Jun/10	Variation in US$ + Six-month Libor + 2.05		3,587
Dec/05	55,000	Dec/12	Variation in US$ + Six-month Libor + 1,60	61,945
Jul/06	95,000	Jun/13	Variation in US$ + 2.67	66,016	70,551
Jul/06	75,000	Jul/14	Variation in US$ + 2.73	110,349	115,772
Mar/07	35,000	Mar/14	Variation in US$ + 4.10	63,421	62,339
Apr/07	150,000	Apr/14	Variation in US$ + 3.40	271,122	270,415
Nov/07	150,000	Nov/13	Variation in US$ + 3.53	270,705	268,882
Mar/08	5,000	Jan/15	Variation in US$ + Six-month Libor + 2.40	8,266
Mar/08	5,000	Feb/15	Variation in US$ + Six-month Libor + 2.50	8,251
Mar/08	80,000	Mar/12	Variation in US$ + Six-month Libor + 1.70	144,138
Apr/08	40,000	Mar/13	85% of CDI	54,933
Sept/08	3,000	Sept/13	Variation in US$ + Six-month Libor + 2.75	5,460
Oct/08	725,000	Oct/13	Variation in US$ + 5.64	1,131,586	1,305,807
May/09	20,000	Jan/11	Variation in US$ + Six-month Libor + 4.00	37,504	36,253
Aug/09	20,000	Jul/11	Variation in US$ + Six-month Libor + 5.00	36,779	35,876
Sept/09	125,000	Sept/15	100% of CDI + 2.75	225,188
Mar/10	100,000	Mar/15	Variation in US$ + Six-month Libor + 4.67	181,791	178,404
Mar/10	150,000	Mar/15	Variation in US$ + Six-month Libor + 4.69	272,659	267,606
Mar/10	70,000	Mar/15	Variation in US$ + Six-month Libor + 4.67	127,241	124,881
May/10	150,000	May/15	Variation in US$ + Six-month Libor + 2.40	270,881
Jun/10	150,000	Jun/16	Variation in US$ + Six-month Libor + 2.60	270,728
Total	2,213,000			3,618,963	2,740,373

39

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

(c)        Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), of YEN 5,256,500,000 - R$ 136,496 and YEN 6,628,200,000 –

R$ 141,529, respectively. The principal is being paid in eleven semi-annual installments, with the first in March 2007 and the last in June 2012.

As described in (Note 22(f.3)), the Company entered into swap contracts for all of this debt in order that the annual financial cost of the loan received in March 2005 was 101.59% of the CDI and that the loans received in September 2005 were 104.29% and 103.98% of the CDI. The swap contracts were made with first-tier foreign banks and their maturities, currency, rates and amounts are perfectly matched to the debt contracted. The result of the swap contracts is included in the financial result (Note 23).

 (d)      Payment schedule

The amounts of financing maturing over the long term is as follows:

		Consolidated

	Jun/2010	Mar/2010

2011	648,300	901,188
2012	1,717,343	1,289,317
2013	2,337,337	1,462,903
2014	2,343,186	1,055,410
2015	1,293,904	489,834
2016 onwards	4,241,789	2,750,468
	12,581,859	7,949,120

40

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

(e)        Guarantees

The Company provided the following guarantees for its financing:

Parent Company

		Total	Amount of
	Maturity	guaranteed	financing	Guarantees

BNB	Jun/16	198,357	198,357	Mortgage of plants, pledge of machinery and equipment and bank guarantee
BNDES	Jul/17	1,502,806	1,502,806	Mortgage of plants, land and property, pledge of machinery and equipment
NEXI	Jun/12	88,293	88,293	Insurance policy
Financing of working capital	Dec/14	46,808	234,038	Pledge of trade notes, fiduciary assignment of credit rights
FINEP	Oct/15	73,769	73,769	Bank guarantee
FINAME	May/12	874	874	Lien of equipment
Prepayments	Mar/14	63,421	63,421	Mortgage guarantees and land
		1,974,328	2,161,558

 (f)       Borrowing costs capitalized

The Company adopts the accounting practice of capitalizing financial charges during the construction period of the assets involved, establishing as policy the application of an average weighted cost of borrowing, including the variation in the exchange rate and monetary restatement, applied to the balance of fixed assets under construction. The average interest rate in the period was 7.07% p.a. (-9.21% p.a. Jun/2009), including the variation in the exchange rate and monetary restatement. The amounts capitalized in each quarter are as shown below:

	Expenses (revenue)

	Consolidated
	Jun/2010	Jun/2009

Gross charges	804,554	(1,113,514)
(-) Financial charges capitalized in the period	(56,015)	75,223
Financial charges in the result of operations	748,539	(1,038,291)

41

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

(g)       Covenants

Some of the loan contracts of the Company and its subsidiaries establish limits for certain indicators linked to the capacity for indebtedness and payment of interest.

The first indicator establishes a limit for the indebtedness of the Company and its subsidiaries based on their EBITDA generating capacity. This is calculated by dividing the Company’s consolidated net debt by its consolidated EBITDA over the past twelve months. This indicator is calculated in reais or U.S. dollars, depending on the contractual conditions. If calculated in US$, the closing PTAX is used to calculate the net debt and the average US$ over the last four quarters to calculate the EBITDA.

The second indicator defined in the contracts is the division of consolidated EBITDA by net interest, which corresponds to the difference between interest paid and interest received. This indicator is determined on a quarterly basis and only calculated in US$.

A summary of these operations and their limiting factors is provided below:

Operation	Indicator/Limit	Currency

Debentures	Net Debt/EBITDA < 4.5	R$
Nexi financing	Net Debt /EBITDA < 4.5	US$
EBITDA /Net interest > 1.5
Medium-term Notes	Net Debt /EBITDA < 4.5	R$
Prepayment of exports	Net Debt /EBITDA < 4.5	US$
EBITDA/Net Interest > 2.0

The calculation of EBITDA for these operations is determined as follows:

Consolidated
Debentures	EBITDA = LB (-) DOP (+) DAC (+/-) ORD
Nexi, prepayment of exports and Medium-term Notes	EBITDA = LB (-) DOP (+) DAC (+/-) ORD (+) DJCP
LB=Gross profit	ORD=Other operating revenue and expenses
DOP=General, administrative and selling expenses	DJCP=Dividends and interest on capital received from non-consolidated companies
DAC=Depreciation allocated to the cost of products sold

42

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

The penalty for failing to comply with these commitments is the possibility of anticipating debt maturities, except for the operations involving debentures and Medium-Term Notes, when debt can only be prepaid by the issuance of new debt with a new indicator limit, after the issue, of more than 4.5.

On June 30, 2010, all the commitments assumed were met.

(h)       Transaction costs (consolidated)

The expenses incurred to structure certain loans were considered as part of the cost of the transaction as defined in CPC 08. The movement of this item of expenditure was as follows:

	Jun/2010				Mar/2010
	Prepayment		Working		Prepayment		Working
	of exports	Eurobonds	Capital	Total	of exports	Eurobonds	Capital	Total
Balance at the beginning of the period	16,088	10,197	8,870	35,155	17,534	10,507	10,744	38,785
Initial balance of acquired companies	3,0953,095		40,372	43,467
Amortizations	(1,702)	(309)	(22,544)	(24,555)	(1,446)	(310)	(1,874)	(3,630)
Balance at the end of the period	17,481	9,888	26,698	54,067	16,088	10,197	8,870	35,155

The amounts to be appropriated to future results are as follows:

	Prepayment		Working
	of exports	Eurobonds	Capital	Total
2010	3,174	618	7,997	11,789
2011	6,155	1,236	3,494	10,885
2012	4,807	1,236	7,555	13,598
2013	3,345	1,236	4,845	9,426
2014 onwards		5,562	2,807	8,369
	17,481	9,888	26,698	54,067

43

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

16        Debentures (public issues not convertible into shares)

					Consolidated
Issue	Unit Value	Expiry	Interest	Payment of interest	Jun/2010	Mar/2010

13th,	R$ 10	Jun/2010	104.1% of CDI	Semi-annually, from Dec/2005		308,623

14th,	R$ 10	Sept/2011	103.5% of CDI	Semi-annually, from Mar/2007	515,331	503,747
					515,331	812,370

17        Taxes Payable

		Parent Company		Consolidated

		Jun/2010	Mar/2010	Jun/2010	Mar/2010

Current
IPI		30,411	33,761	49,830	33,987
PIS and COFINS		21,166	14,868	98,739	16,332
Income tax and social contribution		60,049	9,373	77,284	13,876
ICMS		42,637	41,318	93,424	44,293
Installment Program – Law 11941/09	(iii)	86,021	84,268	92,845	84,268
Installment Program – PM 470/09	(ii)		683,784		683,784
PAES - Law 10684/03	(i)	9,996	5,108	10,246	5,315
Others		23,365	17,016	34,644	17,872
Total		273,645	889,496	457,012	899,727

Non-current
COFINS - Law 9718/98				3,767	3,729
Education, SAT and INSS		40,085	40,086	41,276	41,268
Installment Program – Law 11941/09	(iii)	1,197,618	1,172,792	1,277,356	1,172,792
PAES - Law 10684/03	(i)	28,114	34,768	28,593	35,315
Others		53,298	52,987	116,807	56,782
Subtotal		1,319,115	1,300,633	1,467,799	1,309,886
(-) Judicial deposits		(68,825)	(68,825)	(71,818)	(71,814)
Total		1,250,290	1,231,808	1,395,981	1,238,072

(i) Special installment program - PAES - Law 10684/03

The merged companies IPQ and Trikem and the subsidiary CINAL adhered to the Special Installment Program (PAES), implemented by Federal Law 10684/03.

IPQ opted for this installment program due to the cancellation of Comprobatory Compensation Documents (DCCs) related to the acquisition and offset of third-party tax credits. Trikem made this option as a result of withdrawing from the lawsuit contesting the increase in COFINS from 2% to 3%, instituted by Law 9718/98.

44

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

Even though the Company was making the payments on time and meeting all the legal requirements, the National Treasury Attorney excluded Trikem from PAES on two occasions. In both cases, the Company obtained legal rulings determining it could remain in the installment program.

The Company opted to exercise the right conceded by Law 11941/09 to pay the outstanding balance of PAES in revised installments and, as a result, withdrew from all the litigation related to its exclusion from the previous installment program.

 (ii)    Installment program of Provisional Measure (PM) 470/09

As a result of the benefits conceded by Provisional Measure 470/09, of October 13, 2009, the enactment of Law nº 12249, of June 11, 2010, and based on the opinion of its external legal advisors, the Company withdrew from the legal actions and administrative proceedings seeking recognition of its tax credits arising from the acquisition of inputs with a zero tax rate and the benefits related to IPI credit, and confirmed its adhesion to the installment program defined in the legislation referred to.

The changes during the second quarter of 2010 were as follows:

Balance on March 31, 2010	683,784
(+) SELIC interest rate	13,128
Settlement of the outstanding balance with cash and the use of income tax and social contribution losses (*)	(696,912)
Balance on June 30, 2010	-

(*) Tax credits through December 2009 were used to settle this obligation.

(iii)    Installment program of Law 11941/09

Law 11941 was published on May 27, 2009, and established the conditions for paying federal tax debts in installments. Of particular note among these conditions are: i) the payment can be made in up to 180 months; ii) the discounts related to fines, interest and charges vary according to the installment payment period; iii) there is the possibility of using remaining income tax and social contribution losses to settle the fines and interest. In accordance with this Law, Braskem has adhered to the installment program and, since November 30, 2009, has been paying the minimum amounts established by the Law. The Brazilian Tax Authority is expected to make available a computer application, during 2010, to consolidate the debt included in the program, which should confirm the values recorded.

Based on an analysis of the expected outcomes of the legal and administrative processes, prepared by its external legal advisors, the Company decided to include the following taxes in the installment program:  i) CSL  of R$ 1,012,235; ii) IPI credit arising from the purchase of raw materials and fixed assets of R$ 91,461; iii) COFINS resulting from the legal discussion on the increase in rate from 2% to 3% established in Law 9718/98 of R$ 61,570; and iv) several other taxes totaling R$ 55,446. In relation to the installment period, Company management opted for 180 months.

45

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

The installments due are shown below:

	Parent Company	Consolidated
Installment balance as of December 31, 2009	852,486	852,486
(+) New taxes and arrears charges included in the installment program	368,226	368,226
(-) Minimum payments	(27)	(27)
(+) SELIC interest rate	36,375	36,375

Installment balance as of March 31, 2010	1,257,060	1,257,060

(+) Opening balance of the companies’ acquired (i)		86,562
(-)Minimum payments	(31)	(31)
(+) SELIC interest rate	26,610	26,610

Installment balance as of June 30, 2010	1,283,639	1,370,201

In current liabilities	86,021	92,845
In non-current liabilities	1,197,618	1,277,356
Total	1,283,639	1,370,201

(i) Balance on March 31, 2010 of Quattor Química – R$ 85,762 and Quattor Petroquímica – R$ 800.

As established in the Law, the Company will lose all the reductions on arrears charges if it fails to pay three installments, whether or not consecutive.

46

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

18        Income Tax and Social Contribution

(a)               Reconciliation of the effects of income tax and CSL in the results of operations

	Parent Company		Consolidated
	Jun/2010	Jun/2009	Jun/2010	Jun/2009
Profit (loss) before income tax, social contribution, and participation of non-controlling shareholders	(77,542)	1,569,167	(61,719)	1,567,024

(Expense) benefit at the income tax
and social contribution standard rate of 34%	26,364	(533,517)	20,984	(532,788)

Income tax and CSL on equity accounting	(20,143)	(16,256)	(19,094)	(16,256)
Tax effects of exemption from social contribution		141,225		141,225
Other permanent differences	5,326	(2,117)	27,117	(6,368)
Effects of non-recognition of income tax on tax losses		(55,172)	(31,367)	(55,172)
Effects of tax debt installment program (Note 17)	22,273		22,273
Changes in Part B of LALUR, without constitution of deferred taxes	(5,270)	4,373	(5,351)	10,038
RTT (Note 2 (b))	(5,352)	56,076	(7,330)	56,076
Others	(16,425)	(33)	(27,206)	(33)
Social contribution - payment in installments, Law 11941/09	(35,879)		(35,879)
Tax benefits (SUDENE and PAT)	28,706	1,869	28,647	1,869

Effect of income tax and social contribution in the results	(400)	(403,552)	(27,206)	(401,409)

Composition of Income Tax (IRPJ) and Social Contribution (CSL):
Current	(78,189)	(5,538)	(94,758)	(9,060)
SUDENE and PAT	28,706	1,869	28,647	1,869
Social contribution - payment in installments, Law 11941/09	(35,879)		(35,879)

Income and social contribution - current	(85,362)	(3,669)	(101,990)	(7,191)

Income and social contribution - deferred	84,962	(399,883)	74,784	(394,218)

Total of income tax and social contribution in the results	(400)	(403,552)	(27,206)	(401,409)

47

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

(b)       Composition of deferred income tax and social contribution

Composition of deferred income tax	Parent Company		Consolidated
	Jun/2010	Mar/2010	Jun/2010	Mar/2010
Assets
Tax losses		455,750	110,552	455,750
Goodwill amortized	99,657	110,907	100,903	110,907
Temporary provisions	73,212	73,859	90,299	75,235
RTT	13,662	12,044	23,939	12,044
Other temporary differences	15,484	15,484	38,726	26,208
	202,015	668,044	364,419	680,144

In current assets	52,045	54,546	85,662	57,285
In non-current assets	149,970	613,498	278,757	622,859
Total	202,015	668,044	364,419	680,144

Liabilities
RTT	179,285	157,252	184,174	157,252
Exchange variance	327,911	383,880	327,911	383,880
Other temporary differences	6,424	6,572	310,618	6,587
	513,620	547,704	822,703	547,719

In non-current liabilities	513,620	547,704	822,703	547,719
Total	513,620	547,704	822,703	547,719

Composition of deferred social contribution	Parent Company		Consolidated
	Jun/2010	Mar/2010	Jun/2010	Mar/2010
Assets
Social contribution losses		163,146	11,846	163,160
Goodwill amortized	36,672	40,746	36,672	40,746
Temporary provisions	24,959	24,559	30,930	25,054
RTT	2,478	932	6,178	932
Other temporary differences	3,135	3,768	3,760	3,259
	67,244	233,151	89,386	233,151

In non-current assets	67,244	233,151	89,386	233,151
Total	67,244	233,151	89,386	233,151

Liabilities
RTT	64,543	56,611	66,303	56,611
Exchange variance	118,048	138,197	118,048	138,197
	182,591	194,808	184,351	194,808

In non-current liabilities	182,591	194,808	184,351	194,808
Total	182,591	194,808	184,351	194,808

48

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

(c)     Social contribution (CSL)

On December 31, 2009, the Company's management, based on the opinion of its legal advisors, announced its decision to exercise the right granted by Law 11941/09 to pay the CSL of the merged companies Trikem and Polialden in installments, with respect to the lawsuits challenging the constitutionality of Law 7689/88.

It should also be noted that the Company, based on the opinion of its legal advisors, did not considered it advisable to pay the amounts that are required as isolated penalty in installments. Indeed, the Taxpayers Council has repeatedly ruled, also in cases to which the Company is party, that the imputation of an isolated penalty and fine on assessment for the same taxable event is illegal. The amount of the fines under discussion, updated by the SELIC rate until June 30, 2010, is R$ 119,606.

Moreover, considering that in the case of OPP Química, the government has not proposed an action for rescission, the Company believes that, legally, the first decision in its favor is still valid. Therefore, the assessment notices issued by the Federal Revenue Service related to the merged company OPP Química will also not be included in the installment program. The amount under discussion, updated by the SELIC rate until June 30, 2010, is R$ 223,865.

Finally, the Company is still studying the possibility of challenging in court the validity of the fine on assessment that was charged by tax authorities. The reason for this is that the Company, based on the opinion of its legal advisors, believes that up until the filing of the request to withdraw its administrative and judicial appeals, it is not in arrears with the Government. The amounts under analysis, updated by the SELIC rate until June 30, 2010, is R$ 180,301.

(d)     Tax incentives

(d.1) Income tax

Up to the base year 2011, the Company has the right to a 75% reduction in the income tax due on profits from the sale of basic petrochemical products and utilities produced at the Camaçari plant. The three polyethylene plants located in Camaçari enjoy the same reduction up to base years 2011, 2012, and 2016. The PVC plants in Camaçari and Marechal Deodoro (AL) also have a right to the benefit until the base years 2013 and 2019 respectively.

The production of caustic soda, chlorine, ethylene dichloride, and caprolactam have the benefit of a 75% reduction in the income tax rate up until the base year of 2012.

(d.2) Tax on Sales and Services - ICMS

The Company has been granted ICMS tax incentives by the State of Alagoas through the Integrated Development Program of the State of Alagoas - PRODESIN. This incentive is intended to stimulate the installation and expansion of industries in that state and is recorded in the results for the year under the account "Other operating income".

49

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

19          Other Accounts Payable

		Parent Company		Consolidated

		Jun/2010	Mar/2010	Jun/2010	Mar/2010

Credit notes		4,878	2,885	4,878	2,885
Customer commissions / bonuses		16,047	11,568	16,374	11,568
Insurance premiums		28,368	11,580	35,328	11,590
Provision for recovery of environmental damages	(i)	46,083	52,453	46,083	52,453
Market value of derivative instruments		15,532	22,558	15,532	22,558
Various legal provisions	(ii)	79,651	80,496	86,179	81,597
Advances from customers		21,987	28,314	21,987	28,314
Lease agreements		14,601	16,675	14,601	16,675
Demobilization of plants		18,200	18,200	18,200	18,200
Notes payable		10,378	10,454	10,378	10,454
Negative goodwill on the acquisition of investments	(iii)	123,039		208,447
Other accounts payable		66,048	53,242	130,002	88,713
Total		444,812	308,425	607,989	345,007

In current liabilities		162,480	143,757	220,905	171,602
In non-current liabilities		282,332	164,668	387,084	173,405
Total		444,812	308,425	607,989	345,007

(i)     The Company maintains a provision for future expenses with restoration of the environmental damage in some of its industrial plants.

(ii)   The Company makes provisions for the amounts involved in legal disputes considered as probable losses based on the opinion of its legal advisors. The amount of the provision for the civil and labor cases is calculated considering the amount claimed by the plaintiff and the Company's historical percentage of loss in the settlement of lawsuits of this nature (Note 21).

The composition of these provisions is as follows:

	Parent Company		Consolidated

	Jun/2010	Mar/2010	Jun/2010	Mar/2010

Labor claims	19,301	20,301	24,465	21,402
Tax litigation	50,537	50,382	51,467	50,382
Civil proceedings	1,695	1,695	1,868	1,695
Other contingencies	8,118	8,118	8,379	8,118
	79,651	80,496	86,179	81,597

50

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

(iii)             Negative goodwill arises from the acquisition of the following companies:

	Parent Company	Consolidated
	Jun/2010	Jun/2010

Riopol	119,211	119,211
Unipar Comercial	3,828	3,828
Quattor Petroquímica		14,636
PP Americas		62,041
CINAL		8,731
	123,039	208,447

20        Shareholders' Equity

(a)       Capital

On June 30, 2010, the Company's subscribed and paid up capital is R$ 8,016,667 represented by 798,832,552 shares without par value divided into 451,669,063 common shares, 346,569,671 preferred shares class "A", and 593,818 preferred shares class "B".

In May 2009, due to the merger of Triunfo (Note 1.d.d.1), the Company's capital increased by R$ 97,379, from R$ 5,375,802 to R$ 5,473,181, by issuing 13,387,157 preferred shares class "A".

The Company's Extraordinary General Meeting held on February 25, 2010 authorized the increase of capital, independently of changes in the bylaws, up to the limit of 1,152,937,970 shares, of which 535,661,731 are common shares, 616,682,421 are preferred shares class "A" and 593,818 preferred shares class "B". The amount of preferred shares without voting rights or with restricted voting rights may not exceed the limit of two thirds of the Company's total capital.

On April 14, 2010, the Company's Board of Directors approved the increase of capital in the form of private subscription by issuing 259,904,311 new shares of which 243,206,530 are common shares and 16,697,781 are preferred shares class “A” with an issue value of R$ 14.40 per share totaling R$ 3,742,622. The amount of R$ 1,363,880 was credit to the capital reserve and R$ 2,378,742 to capital, which increased from R$ 5,473,181 to R$ 7,851,923, representing 780,832,465 shares divided into 433,668,976 common shares, 346,569,671 preferred shares class “A”, and 593,818 preferred shares Class B.

The General and Extraordinary Meeting held on June 18, 2010 approved the merger of Quattor shares by Braskem. This merger resulted in an increase in capital and reserves of Braskem totaling R$ 199,356, of which R$ 164,744 was allocated to capital and R$ 34,612 to the capital reserve. Due to the capital increase mentioned above, the Company's capital increased from R$ 7,851,923 to R$ 8,016,667 through the issuance of 18,000,087 common shares.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

(b)       Treasury shares

On June 30, 2010, the Company held in treasury 1,506,060 preferred shares class "A" with the value of R$ 11,932 due to the percentage that the merged company Triunfo owned in Braskem. The total value of these shares is R$ 18,871 calculated at the average price of trading at Bovespa on June 30, 2010.

(c)        Carrying value adjustments

This account, created by Law 11638/07, has the purpose of recording amounts that are already part of the shareholders' equity and not yet included in current results of operations, but which will be in the future. The Company has the following amounts in this account:

	Consolidated
	Jun/2010			Mar/2010
	Original	IR & CSL	Net	Original	IR & CSL	Net
	value	deferred	value	value	deferred	value

Financial assets classified as available for sale	2,794	(950)	1,844	937	(319)	618

Hedging transactions
Braskem S.A.	(30,329)	10,312	(20,017)	(11,296)	3,841	(7,455)
Braskem Inc.	(70,186)		(70,186)	(72,175)		(72,175)
Braskem America	(2,578)		(2,578)
	(103,093)	10,312	(92,781)	(83,471)	3,841	(79,630)

Total	(100,299)	9,362	(90,937)	(82,534)	3,522	(79,012)

21        Contingencies

(a)         Labor and social security

Collective Bargaining Agreement - Clause 4

The Union of Workers in the Petrochemical, Chemical, Plastics and related Industries and Companies in the State of Bahia ("SINDIQUÍMICA") and the Union of Petrochemical and Synthetic Resin Industries of the State of Bahia ("SINPEQ") have challenged in court the enforceability of the clause of indexation of wages contained in the collective labor agreement in regards to a public order (economic plan) established in 1990 that restricted salary increases. The Company was operating factories in the region in 1990 and is a member of SINPEQ.

The labor union claims a wage adjustment retroactively. In December 2002, the Supreme Court affirmed the previous decision of the Labor Court ruling that the law of economic policy prevails over collective bargaining agreements and therefore no adjustment was due. In 2003, SINDIQUÍMICA requested an Amendment of Judgment against the latter decision, which on May 31, 2005 was unanimously rejected.

52

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

On October 24, 2005, SINDIQUÍMICA appealed judgment. The appeal was referred to the Attorney General's Office, which rendered an opinion completely favorable to SINPEQ in November 2006. The trial of the appeal was initiated on June 28, 2007, being suspended by a request for review of one of the judges.

The Company's management, based on the opinion of its external legal consultants, believes that the outcome of the action will be favorable for SINPEQ and, thus, no provision has been made for this case.

INSS

The Company is party to several administrative and judicial proceedings concerning social security matters, which, adjusted by the Selic rate until June 30, 2010, total R$ 273,118.

The Company's management, based on the opinion of its legal advisors, who believe as possible the chances of success in these cases, considers that it is not necessary to set aside any amount on account of these notifications and therefore has not made provision for that purpose.

Other labor and social security contingencies

•         In the second quarter of 2005, the Union of Workers in Chemical and Petrochemical Industries of Triunfo - RS and Camaçari - BA filed several lawsuits requiring the payment of overtime. Appropriate defenses were presented for these actions and the Company's management, based on the position of its legal advisors, does not expect losses at the end of these trials.

•         On June 30, 2010, the Company and its subsidiaries were defedants in 1,444 labor and compensation claims, including those mentioned above, involving a total of approximately R$ 507,999 (Mar/10 - R$ 479,294). Based on the assessment of its legal advisors, most of these actions should be ruled in favor of the Company. For the cases with an expectation of probable loss, the Company and its subsidiaries have made provisions of R$ 19,301.

(b)         Taxes

(i)     IRPJ and CSL

The Brazilian Federal Revenue Service (SRF) sent an official notification to the merged company Copesul in 1999, claiming underpayment of IRPJ and CSL for 1994, related to the monetary restatement of the balance sheet and equity method adjustment, arising from accounting recognition of dividends distributed by its subsidiary overseas. The updated amount of the action totals R$ 21,910. The case awaits judgment of appeal made by National Treasury with the High Court of Tax Appeals. The Company's legal advisors assessed the chance of success of this process as possible.

(ii)   IPC/BTNF - Law No. 8200/91

In 1995 the Federal Revenue Service assessed the merged company Copesul for allegedly underpaying income tax (IRPJ) and social contribution (CSL) in fiscal years 1992 to 1994 due to the use of differences between indexes IPC/BTNF without the restrictions imposed by Law No. 8200/91. The assessment notice was judged valid in 1996. Since then, the National Treasury Attorney could have filed for Tax Enforcement to collect the debts from the merged company Copesul.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

The Government, however, under a preliminary order issued in an action to prevent the Federal Revenue Service from demanding the IR and CSL in and after the fiscal year 1995, understood that it would be barred from receiving these debts. Despite having passed the statute of limitations period, the Treasury filed for Tax Enforcement in 2006 intending to collect them.

Braskem filed a writ of mandamus to cancel the record of this outstanding debt. The TRF of the 4th region granted Braskem's claim. The Treasury appealed to the Superior Court of Justice ("STJ"). On August 3, 2010, the STJ denied the appeal filed by the Treasury, which can still further appeal this decision.

The Company has not made any provision related to this matter because, based on the opinion of its external legal advisors, it believes that the chances of success are probable, mainly as a result of the recent decision of the STJ.

(iii) ICMS

In 2009, the subsidiary Quattor Química was assessed by SEFAZ SP for alleged underpayment of value-added taxes (ICMS) due to utilization of tax credits arising from purchases of taxable goods from a taxpayer located in the State of Bahia which were exported by the Company. The updated amount of the debt is R$ 267,392, and the assessment notice is pending trial in the lower courts.

The Company, based on the opinion of its legal advisors, believes that its chances of success are possible.

(c)          Other lawsuits of the Company and its subsidiaries

Civil

The Company has civil lawsuits filed by the owner of a former distributor of caustic soda and by the transportation company that provided services for this former distributor in total amount on June 30, 2010 of R$ 30,312. The plaintiffs seek compensation for damages related to alleged breach of distribution contract by the Company. The evaluation of the management, supported by the opinion of its legal advisors responsible for these cases, is that the actions are likely to be dismissed and therefore no provisions were made.

Corporate

Some holders of incentive preferred stock proposed actions originally against the merged companies Nitrocarbono, OPP Química, Salgema, Trikem, Polialden, and Politeno. They claim participation in the profits remaining after the payment of preferential dividends on the same basis as holders of common stock and/or, depending on the case, class "A" preferred shares, along with voting rights until the distribution of dividends is restored as intended. The amount involved in the lawsuits, all with a chance of a possible success, is R$ 23,568.

54

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

22        Financial Instruments

Non-derivative financial instruments

Braskem and its subsidiaries held on June 30, 2010 and March 31, 2010 the following non-derivative financial instruments, as defined by OCPC 03.

	Book value		Fair value
	Jun/2010	Mar/2010	Jun/2010	Mar/2010
Cash and cash equivalents (Note 4)
Financial investments in Brazil
FIQ Sol Investments	1,702,896	1,097,678	1,702,896	1,097,678
Fixed income investments	400,779	247,295	400,779	247,295
	2,103,675	1,344,973	2,103,675	1,344,973

Financial investments abroad
Investment funds in foreign currency	147	52,942	147	52,942
Time deposits	323,183	500,654	323,183	500,654
	323,330	553,596	323,330	553,596

Marketable securities (Note 5)
American treasury bills	290,396	285,194	290,247	284,900
Securities held for trading	85	85	85	85
FIQ Sol investments	104,039	314,495	104,039	314,495
Investment funds in foreign currency	46,529	51,753	46,529	51,753
	441,049	651,527	440,900	651,233

Loans (Note 15)
Foreign currency
Repurchase agreement	32,441		32,441
Working capital	1,309,099	691,194	1,309,099	691,194
BNDES	364,758	198,833	364,758	198,833
Eurobonds	3,055,985	2,314,074	3,201,907	2,486,507
Financing of raw materials	20,717	16,509	20,717	16,509
Financing of fixed assets	381,202		381,202
Medium-Term Notes	473,600	455,132	590,698	564,608
Prepayments of exports	3,618,963	2,740,373	3,618,963	2,740,373
Project financing	88,293	94,155	88,293	94,155
	9,345,058	6,510,270	9,608,078	6,792,179

Local currency
Working capital	1,413,151	685,582	1,413,151	685,582
FINAME	12,124	190	12,124	190
BNDES	2,673,441	1,347,923	2,673,441	1,347,923
BNB	231,670	410,526	231,670	410,526
FINEP	74,136	78,785	74,136	78,785
FUNGES	172,354		172,354
LEASING	327		327
	4,577,203	2,523,006	4,577,203	2,523,006

Debentures (Note 16)
Debentures	515,331	812,370	512,485	808,130
	515,331	812,370	512,485	808,130

55

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

Risks and derivative financial instruments

(a)               Risk management

The Company is exposed to market risks arising from changes in commodity prices, exchange rates, and interest rates, as well as credit risk arising from the possibility of default of counterparties in financial investments, accounts receivable, and derivatives.

The Company has adopted procedures for managing market and credit risks in conformity with its Financial Management Policy and Risk Management Policy. The objective of risk management is to protect the Company's cash flow and reduce threats to the funding of its operating working capital and investment programs.

(b)               Exposure to foreign exchange risks

The Company has business operations denominated in or indexed to foreign currencies. The Company's raw materials and products are in accordance with or heavily influenced by international commodity prices, which are usually denominated in U.S. dollars. Additionally, the Company has long-term loans in foreign currencies, which cause exposure to changes in exchange rates between the Brazilian real and the foreign currency. The Company manages its exposure to exchange rates through a mix of debt in foreign currencies, investments in foreign currencies, and derivatives. The Company's policy for foreign exchange risk management includes maximum and minimum limits of coverage that must be followed, which are continuously monitored by the management.

(c)                Exposure to interest rate risks

The Company is exposed to the risk that a change in floating interest rates may cause an increase in its interest expenses related to payments of future interest. Its debt in foreign currency at floating rates is mainly subject to fluctuations in LIBOR. Its local currency debt is mainly subject to the variation of TJLP, fixed rates in Brazilian real and the daily variation of the CDI.

(d)               Exposure to risks with commodities

The Company is exposed to price fluctuations of various petrochemical commodities,  in particular, its main raw material naphtha. The Company seeks to pass on price fluctuations of raw materials caused by fluctuations in international prices. However, part of its sales may be made through contracts with fixed prices or with a maximum and/or minimum fluctuation band. These contracts can be commercial agreements or derivative contracts relating to future sales. On June 30, 2010, the Company did not have any of these contracts outstanding that would qualify as a derivative.

56

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

(e)               Exposure to credit risks

The operations that subject the Company to a concentration of credit risk mainly relate to bank current accounts, financial investments, and other accounts receivables where the Company is exposed to the risk of the financial institution or the customer involved. In order to manage this risk, the Company maintains bank current accounts and financial investments with large financial institutions, considering the concentrations according to their rating  and the price observed daily in the market for credit default swaps  referenced to the institutions, as well as netting contracts  that minimize the total credit risk arising from the various financial transactions entered into between the parties.

With respect to customer credit risk, the Company protects itself by performing a rigorous analysis before granting credit and obtaining collateral and guarantees when considered necessary.

(f)                Derivative financial instruments

The Company uses derivative financial instruments for the following purposes:

f.1) Hedge: The hedging activities are performed in accordance with the Company's policies. The Financial Management Policy includes an ongoing program of short-term hedge for the currency risk arising from its operations and financial items. The other market risks are addressed on a case-by-case basis for each operation. In general, the Company includes the need of a hedge in the analysis of prospective transactions and tries to tailor the hedge to the operations being considered in addition to maintaining the hedge for the full term of the operation that it is covering.

The Company may elect derivatives as hedges for the purposes of applying Hedge Accounting according to OCPC 03. The designation as a hedge is not mandatory. In general the Company would choose to designate derivatives as a hedge for accounting purposes when it is expected that this results in a significant improvement in showing the offsetting effects of derivatives on the variations of the hedged items.

On June 30, 2010, the Company had financial derivative contracts with a nominal value of R$ 3,184,574 (Mar/2010 - R$ 2,385,688) of which R$ 279,655 was related to hedge transactions linked to financing of projects and R$ 2,904,919 linked to export prepayment and loan operations (see f, f.3 (i.a) and (i.b) below). There were no derivatives used for other purposes. On June 30, 2010, Braskem Inc. settled in advance US$ 100 million of the export prepayment operations in its liabilities. Consequently it settled the interest rate swap, which was linked to the EPP, of the same amount. This debt settlement was made at the accrued value and the swap at its market value. The Company incurred a financial expense of US$ 6.99 million as a result of the swap settlement.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

f.2) Modify the return of other instruments: The Company may use derivatives to modify the return on investments or interest rates or the monetary restatement  of financial liabilities according to its judgment as to the most appropriate conditions for the Company. If the risk of the modified return through derivatives is substantially lower for the Company, the transaction is considered a hedge. When the Company uses derivatives to modify the returns on investments, it seeks to equalize the obligations of the derivative with the rights represented by the investments. When it uses derivatives to modify the interest rate or the monetary restatement of liabilities, its purpose is to equalize the rights of the derivative with the obligations in the liabilities. These operations to modify the return on investments or interest rate or index to adjust financial commitments are made for an amount not exceeding the investment or underlying commitment. The Company does not take leveraged positions in derivatives. On June 30, 2010, the Company had no operations of this nature.

f.3) Monetization of certain risks: the Company may use derivatives to monetize certain risks that it deems acceptable due to its export profile. When monetizing a risk, Braskem earns a financial income in exchange for financial compensation to the counterparty in the occurrence of a specific event. On June 30, 2010, the Company had no operations of this nature.

All derivative financial instruments held at June 30, 2010 were made on the OTC market with large financial counterparties under global derivative contracts in Brazil and abroad.

Derivative financial instruments are recognized in the balance sheet at their fair value as an asset or liability depending on whether the fair value represents as a positive or negative balance for the Company, respectively. Derivative financial instruments are necessarily classified as "held for trading". The periodic variations of the fair value of derivatives are recognized as financial income or expense in the period in which they occur, except when the derivative is designated and qualified for accounting purposes as a cash flow hedge during the period in question.

The fair value of derivatives is obtained as follows:

a)   Public sources, when the derivative is traded on an exchange

b)   By discounted cash flow techniques when the derivative is a forward purchase or sale agreement or swap contract

c)   Models for evaluating option contracts such as the Black-Scholes model when the derivative has the characteristics of an option.

The assumptions of evaluation (inputs of the models) are obtained from sources that reflect the most current observable market prices, particularly the future interest curves and prices of currencies published by the Stock and Futures Exchange, the spot exchange rates published by the Central Bank of Brazil, and international interest curves published by widely known pricing service companies such as Bloomberg or Reuters.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

On June 30, 2010, the Company did not have derivatives that required unobservable assumptions for calculating their fair value.

The table below shows the operations with derivative financial instruments of Braskem and its subsidiaries as of June 30, 2010. The "Loss (gain)" column shows the effect recognized in financial income or expense associated with the settlements and the variation in fair value of derivatives in the period ended June 30, 2010:

Consolidated

						Carrying
		Nominal		Fair value	Loss	value	Fair value
Identification		value	Maturity	Mar/2010	(Gain)	adjustments	Jun/2010

Derivative operation
Yen-CDI swap
(Note 22, f.3i (i.a))	(*)	279,655	Jun/2012	22,558	(7,026)		15,532
				22,558	(7,026)		15,532

Non-current liabilities ("Other accounts payable")				22,558			15,532
				22,558			15,532

Hedge accounting operations
Interest rate
Swaps (LIBOR x fixed rate)	(**)	US$ 625,000,000	Oct/2013	94,050		(16,058)	77,992

Interest rate
Swaps (LIBOR x fixed rate)	(**)	US$ 457,500,000	Jul/2014	15,518		7,186	22,704
Interest rate
Swaps (LIBOR x fixed rate)	(**)	US$ 320,000,000	Mar/2015			9,776	9,776

Interest rate
Swaps (LIBOR x fixed rate)	(**)	US$ 210,000,000	Apr/2015			2,600	2,600

		US$ 1,612,500,000		109,568		3,504	113,072

Current liability				57,238			52,904
Non-current liability				52,330			60,168
				109,568			113,072

(*) Exchange hedge of NEXI financing
(**) Interest rate hedge (designated for hedge accounting)

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

i) Operations outstanding on June 30, 2010

On June 30, 2010, the Company and its subsidiaries held the following derivative financial instruments:

i.a) Swaps linked to project financing (NEXI)

The Company held  on June 30, 2010 four currency swap contracts with a total nominal value of

R$ 279,655 to hedge loans obtained in yen with floating interest rates and maturities in March and June, 2012. The objective of these swaps is to mitigate the risk of fluctuations in the exchange rate between the real and yen related to the funding and the risk of variation in future expenses with the interest payments. The periods, amounts, settlement dates, and interest rates in yen of the swaps match the financing terms. The Company intends to maintain these swaps until the settlement of the loans.

The characteristics of each swap transaction are listed below:

Identification	Nominal value	Interest rate	Maturity date	Fair value
				Jun/2010	Mar/2010
Swap NEXI I	28,987	104.29% CDI	Jun/12	828	1,984
Swap NEXI II	136,495	101.85% CDI	Mar/12	12,059	13,493
Swap NEXI III	91,851	103.98% CDI	Jun/12	2,303	5,904
Swap NEXI IV	22,322	103.98% CDI	Jun/12	342	1,177
	279,655			15,532	22,558

These contracts may require that Braskem make guarantee deposits under certain conditions. On June 30, 2010 there was no guarantee deposit placed by Braskem in relation to these derivatives. The counterparties in these operations are top-tier banks with a credit rating of A or better according to Moody's, Standard & Poors, or Fitch, which is consistent with the discount rates used to reflect the credit risk of the counterparties.

The Company has elected not to designate these swaps  as hedges for the application of hedge accounting  since the main risk protected—the variation of the exchange rate—is satisfactorily represented by the offsetting results of exchange variation of the loan and the variation of the derivative's fair value. Consequently, the periodic variations of the fair value of the swaps are recorded as financial income or expense in the same period in which they occur. On June 30, 2010, the Company recognized a financial income of R$ 3,624 related to the variation in the fair value of these swaps between March 31, 2010 and June 30, 2010.

i.b) Interest rate swaps related to prepayments of exports

The Company and its subsidiary, Braskem Inc., held on June 30, 2010 twenty-two  interest rate swap contracts with a nominal value totaling US$ 1,612,500,000 relative to export prepayment debts contracted in U.S. dollars and at floating interest rates (Libor basis) in October/2008, April/2009, and June/2010 maturing in October/2013, July/2014, and March and April/2015 (Note 15(b)). In these swaps the Company receives floating rates (LIBOR) and pays fixed rates, periodically, coinciding with the cash flow of the prepayment debt. The purpose of these swaps is to mitigate the variation of future debt costs caused by fluctuations in the LIBOR rate. The periods, amounts, settlement dates, and floating interest rates match the financing terms. The Company intends to maintain these swaps until the settlement of the loans.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

For hedge accounting purposes these swaps were designated as cash flow hedges of the risk of fluctuations in LIBOR on the specified debts. The periodic variation of the fair value of the derivatives designated as cash flow hedges that are highly effective in offsetting the variations in cash flow of the item hedged are recognized in the shareholders’ equity as "Carrying value adjustments " until the date in which the respective variation of the hedged item impacts the result. The impacts of LIBOR on the hedged item are expected to impact the results of the Company and its subsidiary in each period of appropriation of the interest on the debt, beginning on the date of disbursement until its maturity.

The Company tests the effectiveness of these hedges on each reporting date by the cumulative monetary offset method. Under this method the hedge is considered effective if the cash flow variation of the derivative is between 80% and 125% of the hedged item caused by the risk that is being covered. The test of effectiveness as of June 30, 2010, showed that derivatives were effective in offsetting variations of the hedged item caused by fluctuations in LIBOR from the time of contracting the derivatives until the end of the reporting period, and that all other conditions for qualification of these instruments for hedge accounting are met. Consequently, the effective portion of variation in fair value of the derivatives, amounting to R$  3,504 (Note 22, f.3 (iii)), was recorded as "Carrying value adjustments". The Company reclassified the amount of R$ 16,118 from carrying value adjustments to financial income. These figures refer to the portion of the offsetting effect of the derivatives on the hedged item relative to the period ended June 30, 2010. The characteristics of each swap transaction are listed below, by company:

  Braskem Inc.:

Identification	Nominal value US$ 000s	Interest rate	Maturity date	Fair value
				Jun/2010	Mar/2010
Swap EPP I	100.000	3.9100	Oct/13	12,830	13,299
Swap EPP II	100.000	3.9100	Oct/13	12,830	13,299
Swap EPP IV	25.000	3.8800	Oct/13	3,174	3,285
Swap EPP V	50.000	3.5675	Oct/13	5,642	5,735
Swap EPP VI	100.000	3.8800	Oct/13	12,695	13,139
Swap EPP VII	50.000	3.5800	Oct/13	5,670	5,769
Swap EPP VIII	100.000	3.8225	Oct/13	12,435	12,832
Swap EPP IX	100.000	3.8850	Oct/13	12,716	13,166
Subtotal	625.000			77,992	80,524
Settled in the quarter
Swap EPP III	100.000	3.9525	Oct/13		13,526
Total	725.000			77,992	94,050

In current liabilities				37,139	44,494
In non-current liabilities				40,853	49,556
Total				77,992	94,050

  Braskem S.A.:

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

Identification	Nominal value US$ 000s	Interest rate	Maturity date	Fair value
				Jun/2010	Mar/2010
Swap EPP X	35.000	2.5040	Mar/14	2,087	1,241
Swap EPP XI	75.000	1.9500	Jul/14	1,524	648
Swap EPP XII	100.000	2.1200	Nov/13	4,264	3,213
Swap EPP XIII	50.000	2.1500	Nov/13	2,201	1,687
Swap EPP XIV	50.000	2.6400	Apr/14	4,030	2,798
Swap EPP XV	100.000	2.6200	Apr/14	7,966	5,488
Swap EPP XVI	47.500	1.6700	Jun/13	632	443
Swap EPP XVII	75.000	2.1975	Mar/15	2,375
Swap EPP XVIII	75.000	2.1850	Mar/15	2,317
Swap EPP XIX	100.000	2.1700	Mar/15	2,997
Swap EPP XX	70.000	2.1675	Mar/15	2,087
Total	777.500			32,480	15,518

In current liabilities				13,213	12,745
In non-current liabilities				19,267	2,773
Total				32,480	15,518

The "Interest Rate" column shows the contractual fixed rate that the Company pays in exchange for receiving LIBOR.

These contracts may require that the Company and its subsidiary make guarantee deposits under certain conditions. On June 30, 2010 there was no guarantee deposit placed by the Company and its subsidiary with respect to these derivatives. The counterparties in these operations are banks with a credit rating of A or better according to Moody's, Standard & Poors, or Fitch, which is consistent with the discount rates used to reflect the credit risk of the counterparties.

The amount at risk from the derivatives held by the Company on June 30, 2010, defined as the highest loss that could result in one month and in 95% of cases, under normal market conditions, was estimated by the Company at US$ 119,323 thousand for the EPP swaps and R$ 16,970 for the NEXI swaps.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

ii) Exposure by counterparty

The Company's exposure to risk of default of counterparties to derivative financial instruments is listed in the table below, considering the market values of the derivatives together with guarantees:

Counterparty	Principal	Exposure Jun/2010
Barclays	85,571	(632)
BBVA	360,300	(25,660)
BES	450,375	(14,431)
Caixa Geral	135,113	(2,375)
Calyon	135,113	(8,816)
Citibank	294,323	(15,340)
Deutsche Bank	333,276	(9,114)
HSBC	387,323	(3,517)
JP Morgan	262,600	(12,665)
Santander	740,580	(36,054)

	3,184,574	(128,604)

In order to manage the credit risk, the Company takes into account the rating and market prices for Credit Default Swaps referring to the counterparties in derivatives, as well as entering into netting contracts that minimize the total credit risk arising from the various financial transactions entered into between the parties.

(iii) Components of Carrying value adjustments account due to hedging

The Company designated certain derivatives as cash flow hedges resulting in balances on the carrying value adjustments account (Note 20(c)). The appropriations of interest are allocated to interest costs in the group of financial expenses. The summary of changes in the account is as follows:

			Changes in the
	Balance	Appropriation of	effective portion	Balance
	on Mar/2010	interest	of hedges	on Jun/2010

Swaps EPP Braskem Inc.	(72,175)	(14,068)	16,058	(70,185)
Swaps EPP Braskem S.A.	(11,296)	(2,071)	(16,962)	(30,329)
Swaps EPP Braskem Americas		21	(2,600)	(2,579)
	(83,471)	(16,118)	(3,504)	(103,093)

(g)               Sensitivity analysis

The financial instruments, including derivatives, may be subject to changes in fair value, as a result of fluctuations in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The analysis of the sensitivity of derivative and non-derivative financial instruments to these variables is as follows:

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

i)              Risk selection

The Company selected three market risks that may affect the value of its financial instruments: a) U.S. dollar-Real exchange rate; b) Japanese Yen-Real exchange rate; c) Libor floating interest rate.

For the risk sensitivity analysis, the Company reports exposures to currencies as if they were independent, i.e., without reflecting in the exchange rate exposure the risks of changes in other exchange rates that could be indirectly influenced thereby.

ii)            Selection of scenarios

In accordance with CVM Instruction 475/08, the Company includes three scenarios in the sensitivity analysis, one probable scenario and two scenarios that may represent adverse effects for the Company. When preparing the adverse scenarios, the Company only took into account the impact of the variables on financial instruments, including derivatives, and on the items covered by hedge operations. No account was given to the global impact on the Company’s operations, due to revaluation of inventories, future revenues and costs. Considering that the Company manages its exchange exposure on a net basis, the adverse effects arising from the appreciation of the U.S. dollar against the Brazilian Real may be mitigated by opposite effects in Braskem’s results of operations.

The probable scenario considered was the FOCUS research published by the Brazilian Central Bank on March 31, 2010. Concerning interest rate variables not included in FOCUS research, the probable scenario considered was the same percentage variation as the CDI and, as to exchange rate variables not included in FOCUS research, the probable scenario considered was the same percentage variation of the U.S. dollar-Real.

A 25% increase in the U.S. dollar-Real exchange rate was considered in the possible adverse scenario and 50% in the extreme scenario compared with the closing U.S. dollar-Real rate at June 30,2010.

A 25% increase in the Japanese Yen-Real exchange rate was considered in the possible adverse scenario 50% in the extreme scenario compared with the closing Japanese Yen-Real exchange rate at June 30, 2010.

A 25% decrease in the Libor interest rate was considered in the possible adverse scenario and 50% in the extreme scenario compared with the rate quoted at June 30, 2010.

The sensitivity amounts in the tables below are variations in the value of financial instruments according to each scenario, except for table (v), which shows the future cash flow variations.

iii)           Sensitivity to U.S. dollar-Real exchange rate

The sensitivity of each financial instrument, including derivatives and the items covered by them, to the U.S. dollar-Real exchange rate variation is as follows:

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

Instrument	Probable	Possible adverse scenario (25%)	Extreme adverse scenario (50%)
BNDES	470	(44,530)	(89,531)
Eurobonds	9,135	(865,576)	(1,740,287)
Working capital/structured operations	4,402	(417,072	(838,547)
Raw materials financing	43	(4,147)	(8,338)
Investment funds in foreign currency	(121)	11,517	23,156
Medium-Term Notes	1,233	(116,858)	(234,950)
Export prepayments	13,643	(1,292,681)	(2,599,007)
Time deposits	(841)	79,743	160,329
U.S. treasury bills	(756)	71,654	144,064
Export prepayments debt, plus hedge, of which:
Prepayment debt	7,565	(716,773)	(1,441,111)
Swap EPP(see f, f.3, i.b)	163	(15,477)	(31,118)

iv)          Sensitivity to Japanese Yen-Real exchange rate

The sensitivity of each financial instrument, including derivatives and the items covered by them, to the Japanese Yen-Real exchange rate variation is as follows:

Instrument	Probable	Possible adverse scenario (25%)	Extreme adverse scenario (50%)
Project finance (NEXI), plus swaps, of which:
Debt (NEXI)	73	(22,073)	(44,146)
Swaps (NEXI) (Note f.3 (i.a))	(107)	21,937	43,907

v)            Sensitivity of future cash flows to Libor floating interest rates

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and the items covered by them, is stated in the table below. The figures represent the impact on financial income (expenses), considering the average term of the respective instrument.

Instrument	Probable	Possible adverse scenario (25%)	Extreme adverse scenario (50%)
Working capital/structured operations	(0.39)	(7)	(15)
Raw materials financing	(2)	(37)	(74)
Export prepayments	(131)	(2,531)	(5,018)
Export prepayment debt, plus hedge, of which:
Prepayment debt	(797)	(15,425)	(30,683)
Swap EPP (Note f.3(i.b))	797	15,425	30,683

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

23        Financial Result

		Parent Company		Consolidated

		Jun/2010	Jun/2009	Jun/2010	Jun/2009

Financial income
Interest income		108,237	104,141	137,885	109,806
Monetary variations		45,484	35,254	45,718	35,214
Exchange variations		58,888	(302,323)	121,373	(388,454)
Gains on derivative operations			39,802		41,139
Other		2,526	8,617	8,244	10,483
		215,135	(114,509)	313,220	(191,812)

Financial expenses
Interest expenses		(434,403)	(371,919)	(509,689)	(325,423)
Monetary variations		(99,109)	(108,690)	(188,456)	(100,686)
Exchange variations		(322,687)	1,865,073	(400,904)	1,885,769
Losses on derivative operations			(31,462)		(31,462)
Interest on tax debts – SELIC	(i)	(198,675)	(49,314)	(199,275)	(49,321)
Tax expenses on financial operations		(10,703)	(21,166)	(13,652)	(22,369)
Discounts granted		(9,382)	(44,211)	(25,073)	(84,204)
Transaction costs of borrowing – amortization		(12,961)	(2,115)	(15,213)	(5,951)
Present value adjustment– appropriation		(85,915)	(40,325)	(92,585)	(64,649)
Other		(20,023)	(21,126)	(88,457)	(25,451)
		(1,193,858)	1,174,745	(1,533,304)	1,176,253

Net financial result		(978,723)	1,060,236	(1,220,084)	984,441

(i) Includes interest on tax debts included in the installment programs. (Note 17(ii) (iii))

24        Other Operating Income (Expenses), Net

In the first half of 2009, the Company recognized the amount of R$96,562 resulting from the successful outcome in a lawsuit filed by merged Copesul questioning the expansion of the PIS and COFINS calculation basis enacted by Law 9718/98.

25        Insurance Coverage

Braskem and its subsidiaries, according to the policy approved by the Board of Directors, maintain a broad risk and insurance management program. In the second quarter of 2010, during the process of renewing the insurance programs of Quattor and Riopol, it was possible to apply the improvements obtained in the insurance and risk program of  Braskem over the last years, thus increasing coverage and optimizing costs, whether through replication or simple inclusion of assets/operations in the current program.

Specifically in the risk management area, the risk assessment practices and procedures have been extended to the units of Quattor and Riopol, observing the principles adopted by Braskem.

Also in the second quarter of 2010, an insurance program was established for the PP Americas operation in the United States of America, structured according to the best practices of that country associated with the Company’s insurance and risk policy.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

The all-risk insurance policies of Braskem (which includes Quattor’s assets), Riopol and Braskem Americas have Maximum Indemnity Limits established based on the amounts of Maximum Possible Loss, deemed as sufficient to cover eventual losses, in view of the nature of the Company’s activities and advice of its insurance consultants.

Braskem’s insurance policy (including Quattor) is effective for 18 months, ending on October 8, 2011. For Riopol, the insurance policy is effective for 12 months starting on March 30, 2010, and at the end of this period, its assets could be included in Braskem’s insurance policy.

Limits and volume of assets insured in all-risk insurance policy.

	Maximum Indemnity Limits Insurance	Total Amount Insured (Property damage + Loss of profit)
	US$ million	US$ million
Braskem &	2,000	16,673
Quattor		6,521
	2,000	23,194

Riopol	1,700	1,674
Quantiq	65	99

Total	3,765	24,967

In addition, the Company takes out civil liability, transportation, sundry risks and vehicle insurance. The risk assumptions adopted are not subject to review by our independent accountants.

26        Private Pension Plans

The actuarial commitments with retirement and pension benefit plans are evaluated according to CVM Resolution 371/2000.

(a)               ODEPREV

The Company maintains a defined contribution scheme for its employees managed by ODEPREV, a private pension plan entity founded by Odebrecht S.A. ODEPREV offers to participants of the sponsoring companies, the defined contribution optional plan, in which an individual retirement savings fund is opened and accumulates the monthly and periodical participant contributions, as well as monthly and annual sponsor contributions.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

On June 30, 2010, ODEPREV participants comprise 3,181 active individuals (Jun/09 – 2,582). Company contributions in the first half of 2010 were R$3,821 (1st half of 2009 – R$3,344) and participant contributions amounted to R$13,654 (first half of 2009– R$10,511).

(b)              PETROS - Fundação PETROBRAS de Seguridade Social

•                    PETROS Copesul Plan

Braskem and some employees of the merged Copesul contribute to PETROS - Fundação PETROBRAS de Seguridade Social under defined retirement and pension benefit plans.

On June 30, 2010, participants comprise 271 active individuals (Jun/09 - 326). Company contributions in the first half of 2010 were R$2,152 (first half of 2009 – R$2,237) and participant contributions amounted to R$1,488 (first half of 2009 – R$1,983).

As provided in PETROS bylaws and pertinent legislation, if significant and insufficient technical reserves occur, the sponsors and participants will contribute with additional funds or plan benefits will be adjusted to the resources available. Up to the end of the current quarter, no addition was required.

(c)               COPESULPREV – Copesul Supplementary Private Pension Plan

In May 2003 Copesul’s Board of Directors approved the Copesul Supplementary Private Pension Plan called COPESULPREV, a private plan, of the defined contribution type. This plan is intended to cover the employees not included in the PETROS plan, which is currently closed to new entrants. PETROS - Fundação PETROBRAS de Seguridade Social independently manages the plan, separately from any other private pension plan currently managed by that entity, in compliance with provisions of the Supplementary Law No. 109/2001.

Due to the withdrawal of sponsorship by the Company in August 2009, no contributions were made to the plan in 2010 (in the first half of 2009, the Company contributions were R$764 and participant contributions amounted to R$620).

(d)              Fundação Francisco Martins Bastos – FFMB

The Company, due to the merger of IPQ, sponsors Fundação Francisco Martins Bastos - FFMB, a supplementary private pension entity, which aims at administering and executing the private pension defined benefit plan of the former employees of the Ipiranga Group.

In June 2009, the Company formalized  with FFMB the request to withdraw from the Benefits Plan and respective addenda, in accordance with Fundação’s bylaws. The calculation of the participants mathematical reserves was concluded in November 2009. In that same month, the process was filed for the approval of the Supplementary Pensions Department.

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Braskem S.A.

ITR – Quarterly Information – Reference Date June 30, 2010                                                                                                    Unaudited

Due to the withdrawal of sponsorship by the Company in June 2009, no contributions were made to the plan in 2010 (in the first half of 2009, the Company contributions were R$1,619 and participant contributions amounted to R$502).

(e)               Triunfo Vida

The Company, due to the merger of Triunfo, sponsors Triunfo Vida, a supplementary private pension entity, which administers and executes the defined contribution private pension plan for Petroquímica Triunfo’s employees.

On June 30, 2010, participants comprise 118 active individuals. Company contributions in the first half of 2010 were R$126 (first half of 2009 – R$ 211) and participant contributions amounted to R$197 (first half of 2009 – R$ 312).

(f)                Quattor Prev

Quattor Prev is a supplementary private pension plan maintained by Quattor and its subsidiaries for their employees. The defined contribution plan is managed by BrasilPrev Seguros e Previdência S.A.

On June 30, 2010, participants comprise 1,636 active individuals. The contributions of Quattor and its subsidiaries in the first half of 2010 were R$3,307 and participant contributions amounted to R$3,525.

27        Subsequent events

In July 2010, the subsidiary Braskem Finance reopened its borrowing program of US$400 million (Note 15(a)) with an additional US$350 million bonds with a coupon of 7.00% p.a. maturing in May 2020, priced at 100.865% of the face value, yielding to investor (effective rate) 6.875% p.a.  This amount will be used to refinance costly short-term debts, and repay certain long-term loans.

*          *          *

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.